SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2014

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

Computer Sciences Corporation Matched Asset Plan

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014:

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)	S-1
Form 5500, Schedule H, Part IV, Line 4a -- Schedule of Delinquent Participant Contributions	S-47

Exhibits 23.1 and 23.2: Consents of Independent Registered Public Accounting Firms

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Computer Sciences Corporation Employee Benefits Fiduciary Committee and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) at December 31, 2014 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules (Schedule of Assets [Held at End of Year] at December 31, 2014 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2014) is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Johnson Lambert LLP
Falls Church, Virginia
June 29, 2015

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Total participant-directed investments - at fair value	$3,809,250,078	$3,857,335,020

Receivables:
Employer Contribution Receivable	44,555,643	—
Notes receivable from participants	46,135,798	46,225,886
Accrued investment income	3,155,199	3,442,649
Unsettled trade receivables	34,054,372	25,013,449
Other	—	8,817,538
Total receivables	127,901,012	83,499,522
Total assets	3,937,151,090	3,940,834,542

LIABILITIES:
Accrued expenses	1,074,787	1,054,403
Unsettled trade payables	47,541,164	41,002,256
Total liabilities	48,615,951	42,056,659

NET ASSETS AVAILABLE FOR BENEFITS - at fair value	3,888,535,139	3,898,777,883

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(71,969)	(78,124)

NET ASSETS AVAILABLE FOR BENEFITS	$3,888,463,170	$3,898,699,759

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

2014
INVESTMENT INCOME (LOSS):
Net appreciation in fair value of investments	$275,680,145
Dividends	13,880,502
Interest	6,178,112
Net investment gain	295,738,759

ADDITIONS:
Participant contributions	197,694,684
Employer contributions	53,017,670
Participant rollovers	19,433,771
Interest income on notes receivable from participants	2,123,780
Total additions	272,269,905

DEDUCTIONS:
Distributions to participants	573,489,700
Administrative expenses	4,755,553
Total deductions	578,245,253

DECREASE IN NET ASSETS AVAILABLE FOR
BENEFITS BEFORE PLAN TRANSFERS	(10,236,589)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,898,699,759
End of year	$3,888,463,170

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 -- Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships over which Computer Sciences Corporation exercises control and that participate in the Plan are hereafter collectively referred to as “CSC” or “the Company.”
The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Effective October 18, 2011, the Company revised the governance structure of its broad-based employee benefits plans by dissolving the CSC Retirement and Employee Benefits Plans Committee. Effective on this same date, the Company established the CSC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the plans. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan. Effective June 4, 2011, the Plan changed record keepers from ING to Aon Hewitt.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Interest in the CSC Sponsored Trust - The Plan's investments are in a trust sponsored by the Company ("CSC Trust"). The CSC Trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York Mellon (the “Trustee”). At December 31, 2014 and 2013, the Plan's interest in the assets of the CSC Trust was approximately 57.0% and 53.8%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. The Plan has a divided interest in the CSC Trust. Accordingly, the Plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the United States of America (U.S.) payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $5,500 on a pre-tax basis in 2014.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Effective January 1, 2014, the Plan switched to an annual posting of Company match for all participants that are in the standard match. The match they earn during the year is therefore posted to their account in January of the following year in which they earned it. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. The select few participants that still receive a match during the year include collectively bargained employees, Swiss Re, and service contract employees.
Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 20 investment options listed below. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.
Commingled investment funds listed as one fund on Form 5500, Schedule H, Line 4i:

•	Active Allocation Fund issued by Bank of New York Mellon ("BNYM") (EB DL Enhanced AA Fund)

•	S&P 500 Index Fund issued by BNYM (EB Daily Liquidity Stock Index Fund)

•	U.S. Equity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)

•	Active U.S. Equity Fund issued by Frank Russell (Frank Russell Equity #1 Fund)

•	Money Market Fund issued by State Street Global Advisor ("SSgA")

•	Government TIPS Bond Fund issued by SSgA (US TIPS Index Fund)

•	Target Series Retirement Fund issued by SSgA (Target Retirement Income)

•	Target Series Retirement 2010 Fund issued by SSgA (Target Retirement 2010 SL)

•	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)

•	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)

•	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)

•	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)

•	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)

•	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)

•	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)

•	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)

Separately managed investment funds for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	CSC Stock Fund (Computer Sciences Corporation Common Stock)

•	International Equity Fund

•	Short Duration Bond Fund

•	Core Bond Fund

The individual investments of the above listed separately managed funds are listed in the Form 5500, Schedule H, Line 4i Schedule of Assets with the following descriptions:

•	Corporate Bonds

•	U.S. Government Agencies

•	U.S. Treasuries

•	State and Local Obligations

•	Agency Mortgage Backed Securities

•	Asset and Other Mortgage Backed Securities

•	Non U.S. Government

•	Futures

•	Credit Default Swap

•	Interest Rate Swap

•	Common Stock

The investment return, gains and losses, in the respective funds fluctuates on a daily basis within a participant's account due to changes in the net asset values (NAVs).
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. For a few selected groups of participants, vesting in his or her Matching Contributions Account, as defined, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability, or death.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined, or upon withdrawal from the Plan. Such forfeitures during 2014 amounted to $4,224,589. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $4,192,228 at December 31, 2014 and $1,046,635 at December 31, 2013. During the year ended December 31, 2014, employer contributions were reduced by $1,969,223. The Plan also paid administrative expenses of $32,706, restored forfeitures of $23,071 and other adjustments increasing the forfeitures balance by approximately $946,004 during the year ended December 31, 2014.

Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by CSC (the Plan sponsor), as provided by the Plan. Effective June 30, 2011, a $3.20 monthly administration fee is applied to accounts of terminated participants. Plan participants also incurred quarterly advisory fees totaling $2.69 during calendar year 2014.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund, Company stock, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5). Investments in the STIF are stated at amortized cost which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies fixed income securities, corporate bonds, mortgage backed, asset backed and other fixed income securities are generally valued using model-based pricing methods that use observable market data as inputs. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year. Derivatives are stated at fair value (see Note 8).
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. Contract value represents contributions made to the Fund plus earnings, less participants withdrawals. Fair value of the Fund is generally determined by discounting the scheduled future payments required under the contract using an interpolated market discount rate for contracts with maturities comparable to the average remaining life of the contract being valued. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts (GICs) issued by insurance companies; Bank Investment Contracts (BICs) issued by banks; Synthetic Investment Contracts (SICs) issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts (SACs); and other similar instruments which are intended to maintain a constant NAV.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of circumstances that may affect the the Fund's ability to transact at contract value include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, certain trust amendments if the issuer's consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $9,070,441 and $7,289,674 at December 31, 2014 and 2013, respectively.

Note 3 -- Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions, and is currently under an IRS audit.

Note 4 -- Investment Funds

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate twice per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.
The following table represents the Plan's investments (including the underlying investments of the separately managed funds) that each exceeded 5% of the Plan's net assets available for benefits, as of December 31, 2014 and 2013:

Description of Issue	2014	2013

SSgA Money Market Fund	$257,887,733	$296,367,099
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	609,383,784	561,582,410
Mellon Bank EB Daily Market Completion Fund (1)	350,507,958	383,111,947
Frank Russell Equity #1 Fund	243,478,211	237,799,520
CSC common stock (1)	529,184,325	544,383,128
Balanced Commingled Funds:
SSgA Target Retirement 2025	228,298,615	219,855,864
SSgA Target Retirement 2020	223,485,526	219,853,733

(1) Represents a party-in-interest to the Plan.
The Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated/(depreciated) in value during the year ended December 31, 2014 as follows:

2014

Interest in commingled funds	$222,298,742
CSC common stock	67,200,719
International equities	(16,955,222)
Bonds and debentures	3,136,820
Other	(914)

Net appreciation in fair value of investments	$275,680,145

Note 5 -- Fair Value Measurements

In accordance with GAAP, the Plan classifies investments into three levels based on valuation inputs used to determine fair value. Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are generally categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security.

Fixed income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as “standard inputs”)

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

U.S. and global equity securities in separately managed funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity securities in commingled funds are categorized as Level 2 based on the NAV.
Derivative instruments are generally valued using model based pricing methods with observable inputs, and are categorized as Level 2. Inputs may include, for example, notional amounts, currency, maturity date, and payment frequency. See Note 8.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and December 31, 2013, there were no transfers between levels.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2014 and December 31, 2013 are as follows:

	Investment Assets at Fair Value as of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global/International	$72,771,268	$101,936,337	$—	$174,707,605
CSC common stock	529,184,325	—	—	529,184,325
Domestic equity commingled funds	—	1,387,031,034	—	1,387,031,034

Fixed Income:
U.S. Treasuries	—	52,169,456	—	52,169,456
U.S. government agencies	—	5,166,275	—	5,166,275
State and local obligations	—	3,428,282	—	3,428,282
Non U.S. government	—	2,204,586	—	2,204,586
Mortgage backed securities	—	38,793,225	—	38,793,225
Asset backed securities	—	70,192,536	—	70,192,536
Corporate bonds	386,219	65,734,785	—	66,121,004
Fixed income commingled fund	—	76,259,062	—	76,259,062
Stable value fund	—	4,964,719	—	4,964,719
Balanced commingled funds	—	1,110,920,063	—	1,110,920,063

Derivatives	—	(4,579)	—	(4,579)

Cash & cash equivalents	93,144	288,019,341	—	288,112,485

Total investment assets at fair value	$602,434,956	$3,206,815,122	$—	$3,809,250,078

	Investment Assets at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global/International	$86,286,951	$121,029,979	$—	$207,316,930
CSC common stock	544,383,128	—	—	544,383,128
Domestic equity commingled funds	—	1,338,898,779	—	1,338,898,779

Fixed Income:
U.S. Treasuries	—	45,589,291	—	45,589,291
U.S. government agencies	—	12,161,288	—	12,161,288
State and local obligations	—	1,623,878	—	1,623,878
Non U.S. government	—	963,939	—	963,939
Mortgage backed securities	—	49,828,094	—	49,828,094
Asset backed securities	—	69,661,949	—	69,661,949
Corporate bonds	—	75,092,446	—	75,092,446
Fixed income commingled fund	—	82,490,780	—	82,490,780
Stable value fund	—	5,590,208	—	5,590,208
Balanced commingled funds	—	1,100,110,767	—	1,100,110,767

Derivatives	—	233,932	—	233,932

Cash & cash equivalents	178,937	323,210,674	—	323,389,611

Total investment assets at fair value	$630,849,016	$3,226,486,004	$—	$3,857,335,020
Short-Term and Commingled Funds - The following funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants. The investment strategy for each commingled fund category as presented above is as follows:

•	Short-term investment funds

The Money Market Fund is a commingled STIF utilized for the Money Market Fund option for participants and holds highly liquid, short-term investment, and therefore is classified as cash and cash equivalents.

The Collective STIF (an underlying investment of separately managed funds) for the investment of overnight cash holdings and holds exchange traded and short duration securities.

•	Domestic equity commingled funds

The Mellon Daily Liquidity Stock Index Fund (S&P 500 Index Fund) holds each stock in the S&P 500 Index. Each stock in the Fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

In the Frank Russell Equity #1 Fund (Active U.S. Equity Fund), to moderate volatility, the fund manager actively manages the Fund using a multi-style, multimanager structure, using three primary styles of equity investment management: value, growth and market-oriented managers.

The Mellon EB Daily Liquidity Market Completion Fund (U.S. Equity Completion Fund) seeks to match the performance of the Dow Jones 4500 Completion Index, which is made up of the universe of mid- and small-size companies. The Fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

•	Fixed income commingled fund

The SSgA US TIPS Index Fund (Government TIPS Bond Fund) seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities. The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Stable Value Common Trust Fund invests primarily in a portfolio of GICs, BICs, and SICs, including underlying fixed income securities supporting SICs. Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2010 through 2050) provide a diversified allocation of stocks, bonds, REITs and commodities. The specific allocation is determined by the expected retirement date. Professional managers then adjust the index fund mix annually, forming an increasingly more conservative asset allocation as the retirement date approaches.

In the Mellon EB Daily Liquidity Enhanced Active Allocation Fund (Active Allocation Fund), the investment manager decides how much to invest in the various markets or asset classes (stocks, bonds and cash equivalents) based on their assessment of the relative valuations of the asset classes using an asset allocation model. The decision is made relative to the Fund's benchmark. CSC is currently the sole investor in the fund.

Note 6 -- Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid rateably through payroll deductions.
Note 7 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $3,000 for the year ended December 31, 2014. During the year ended December 31, 2014, the Plan expensed $861,901 to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.
At December 31, 2014 and 2013, the Plan held 8,393,090 and 9,748,003 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $403,083,179 and $467,871,127, respectively. The Plan received $7,777,957 in dividends from the Computer Sciences Corporation common stock for the year ended December 31, 2014.

Note 8 -- Derivative Financial Instruments

In the Plan's investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Currency contracts are primarily used to diminish foreign exchange risk for investments held in currencies other than the U.S. dollar. Equity and commodity contracts are used to cost effectively meet investment target allocations. Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.
Futures Contracts - The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded by professional investment managers on organized exchanges and settled daily.
During 2014 and 2013, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit, either in cash or securities, an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.
At December 31, 2014, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $32,588,898 and $1,597,625, respectively. At December 31, 2013, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $37,223,750 and $7,344,531, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.
Futures are priced nightly with an offset to cash at the broker. The fair value of futures contracts in the statement of net assets available for benefits is $63,922 at December 31, 2014. The fair value of futures contracts was $(48,305) at December 31, 2013. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.
Interest Rate Swaps - An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. The Plan had entered into 4 interest rate swap contracts as of December 31, 2014, with a total fair value of $(66,955) and a notional value of $4,200,000. The Plan had entered into 14 interest rate swap contracts as of December 31, 2013, with a total fair value of $284,038 and a notional value of $5,500,000.
Credit Default Swaps - A credit default swap is designed to transfer the credit default exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap. The Plan had entered into one credit default swap, as the buyer, with a fair value of $(1,546) and notional amount of $265,000 as of December 31, 2014. The Plan had entered into two credit default swaps, as the buyer, with a fair value of $(1,801) and notional amount of $435,000 as of December 31, 2013.
At December 31, 2014, the fair value of derivatives was $(4,579). At December 31, 2013, the fair value of derivatives was $233,932.
The fair values of derivative instruments in the statement of net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	As of December 31, 2014
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$—	Investments at fair value	$(66,955)
Futures	Investments at fair value	103,933	Investments at fair value	(40,011)
Credit default swaps	Investments at fair value	—	Investments at fair value	(1,546)

Total derivatives		$103,933		$(108,512)

	As of December 31, 2013
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$324,595	Investments at fair value	$(40,557)
Futures	Investments at fair value	106,438	Investments at fair value	(154,743)
Credit default swaps	Investments at fair value	—	Investments at fair value	(1,801)

Total derivatives		$431,033		$(197,101)

The effect of derivative instruments on the statement of changes in net assets available for benefits is as follows:

	For the Year Ended December 31, 2014
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Location of Gain or (Loss) in the Statement of Changes in Net Assets Available for Benefits	Amount of Gain (Loss) Recognized in Income on Derivatives
Interest rate swaps	Net appreciation in fair value of investments	$(293,115)
Futures contracts	Net appreciation in fair value of investments	85,590
Credit default swap	Net depreciation in fair value of investments	778
Net derivative gain		$(206,747)

Note 9 -- Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2014 and 2013:

	2014	2013

Net assets available for benefits per the financial statements	$3,888,463,170	$3,898,699,759
Amounts allocated to withdrawing participants	(9,070,441)	(7,289,674)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	71,969	78,124
Net assets available for benefits per Form 5500	$3,879,464,698	$3,891,488,209
The following is a reconciliation of the net decrease in assets per the financial statements to the Form 5500 for the year ended December 31, 2014:

2014

Net decrease in net assets per the financial statements	$(10,236,589)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	71,969
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(78,124)
Distributions allocated to withdrawing participants at end of year	(9,070,441)
Distributions allocated to withdrawing participants at start of year	7,289,674
Net decrease in net assets per Form 5500	$(12,023,511)

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2014:

2014

Distributions to participants per the financial statements	$573,489,700
Amounts allocated to withdrawing participants at end of year	9,070,441
Amounts allocated to withdrawing participants at start of year	(7,289,674)
Distributions to participants per the Form 5500	$575,270,467

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 10 -- Subsequent Events

Effective April 1, 2015, future MAP contributions to CSC stock were restricted to 10%. Existing balances in CSC stock were not reduced.

MAP Plan investments were updated to white label funds effective April 1, 2015 along with a change to the CSC Stock from the default investment to the Target Series by age. The updates were designed to streamline the participant investment options and provide increased diversification.

On July 1, 2015, MAP will have a self-directed brokerage account offering for participants interested.

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value

	Cash	Cash & cash equivalents		89,266
	Euro	Cash & cash equivalents		3,878
			Total Cash & Cash Equivalents	93,144

	State Street Global Advisor	Money Market Fund		257,887,733
*	The Bank of New York Mellon	Collective Short Term Invest Fd		30,131,608
			Total Short-Term Investments	288,019,341

*	Computer Sciences Corporation	Common Stock (8,393,090 shares)		529,136,470
*	Computer Sciences Corporation	MAP Pre 2004 Stale		47,855
			Total Common Stock	529,184,325

	Computer Sciences Corporation	Participant loans - Interest rates range from 3.25% to 9.75%. Maturities range from 2004[1] to 2029		46,135,799

*	Mellon Bank,N.A.	EB DL ENHANCED AA FUND		183,661,078
*	Mellon Bank,N.A.	EB DL MRKT COMPLETION FUND		350,507,958
*	Mellon Bank,N.A.	EB DL SIF UC1		609,383,784
	Frank Russell	RUSSELL EQUITY I FUND		243,478,211
	State Street Global Advisor	SSGA TARGET RETIREMENT 2010 SL		44,946,835
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL		139,443,765
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL		223,485,526
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL		228,298,615
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL		176,291,741

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				117,993,096
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				80,785,715
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				36,583,839
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				32,302,372
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME				30,788,560
	State Street Global Advisor	SSGA US TIPS INDEX FUND (CMF8)				76,259,062
	T. Rowe Price	T ROWE PRICE STABLE VALUE				4,892,750
			Total Interest in Commingled Funds			2,579,102,907

	ABBVIE INC	Corporate bonds	4.400%	11/6/2042		113,484
	ACE INA HOLDINGS INC	Corporate bonds	2.600%	11/23/2015		1,015,575
	ACTAVIS FUNDING SCS	Corporate bonds	3.850%	6/15/2024		165,843
	ACTAVIS FUNDING SCS	Corporate bonds	4.850%	6/15/2044		10,128
	ACTAVIS INC	Corporate bonds	1.875%	10/1/2017		363,585
	ACTAVIS INC	Corporate bonds	4.625%	10/1/2042		97,994
	AGRIUM INC	Corporate bonds	5.250%	1/15/2045		43,205
	ALIBABA GROUP HOLDING 144A	Corporate bonds	1.625%	11/28/2017		398,188
	ALIBABA GROUP HOLDING 144A	Corporate bonds	2.500%	11/28/2019		197,303
	ALTRIA GROUP INC	Corporate bonds	5.375%	1/31/2044		113,832
	AMERICAN EXPRESS CREDIT CORP	Corporate bonds	1.300%	7/29/2016		441,917
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.875%	6/1/2022		247,136
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	5.250%	1/15/2022		335,935
	AMGEN INC	Corporate bonds	5.150%	11/15/2041		95,808
	AMGEN INC	Corporate bonds	3.625%	5/22/2024		40,658

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ANADARKO PETROLEUM CORP	Corporate bonds	5.950%	9/15/2016		481,221
	ANADARKO PETROLEUM CORP	Corporate bonds	6.450%	9/15/2036		117,766
	ANADARKO PETROLEUM CORP	Corporate bonds	6.375%	9/15/2017		219,025
	ANADARKO PETROLEUM CORP	Corporate bonds	4.500%	7/15/2044		33,967
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	4.625%	2/1/2044		5,438
	AON PLC	Corporate bonds	4.600%	6/14/2044		31,154
	APPLE INC	Corporate bonds	2.850%	5/6/2021		138,099
	AT&T INC	Corporate bonds	4.300%	12/15/2042		47,536
	AT&T INC	Corporate bonds	4.350%	6/15/2045		75,420
	BANK OF AMERICA CORP	Corporate bonds	5.625%	10/14/2016		326,620
	BANK OF AMERICA CORP	Corporate bonds	3.750%	7/12/2016		290,013
	BANK OF AMERICA CORP	Corporate bonds	5.700%	1/24/2022		162,181
	BANK OF AMERICA CORP	Corporate bonds	1.500%	10/9/2015		486,989
	BANK OF AMERICA CORP	Corporate bonds	2.600%	1/15/2019		30,233
	BANK OF AMERICA CORP	Corporate bonds	4.000%	4/1/2024		67,680
	BANK OF AMERICA CORP	Corporate bonds	4.250%	10/22/2026		169,618
	BANK OF AMERICA CORP	Corporate bonds		3/22/2018		372,703
	BANK OF MONTREAL	Corporate bonds		9/11/2015		501,395
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	0.700%	3/4/2016		559,456
	BANK OF NOVA SCOTIA	Corporate bonds	1.100%	12/13/2016		1,000,690
	BARCLAYS PLC	Corporate bonds	4.375%	9/11/2024		386,219
	BARRICK GOLD CORP	Corporate bonds	4.100%	5/1/2023		111,918
	BAXTER INTERNATIONAL INC	Corporate bonds	3.200%	6/15/2023		35,267
	BECTON DICKINSON AND CO	Corporate bonds	1.800%	12/15/2017		25,092

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BECTON DICKINSON AND CO	Corporate bonds	2.675%	12/15/2019		20,263
	BECTON DICKINSON AND CO	Corporate bonds	3.734%	12/15/2024		30,887
	BECTON DICKINSON AND CO	Corporate bonds	4.685%	12/15/2044		80,772
	BERKSHIRE HATHAWAY FINANCE COR	Corporate bonds	4.300%	5/15/2043		79,510
	BHP BILLITON FINANCE USA LTD	Corporate bonds	5.000%	9/30/2043		85,014
	BNP PARIBAS SA	Corporate bonds	1.250%	12/12/2016		274,822
	BOSTON PROPERTIES LP	Corporate bonds	3.850%	2/1/2023		51,904
	BP CAPITAL MARKETS PLC	Corporate bonds	2.750%	5/10/2023		107,539
	BPCE SA	Corporate bonds		6/23/2017		549,970
	BPCE SA 144A	Corporate bonds	5.700%	10/22/2023		214,753
	BRANCH BANKING & TRUST CO	Corporate bonds	1.450%	10/3/2016		603,553
	BRISTOL-MYERS SQUIBB CO	Corporate bonds	4.500%	3/1/2044		60,103
	BURLINGTN NORTH SANTA FE	Corporate bonds	4.550%	9/1/2044		91,232
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.450%	3/15/2043		120,146
	CAISSE CENTRALE DESJARDIN 144A	Corporate bonds	2.650%	9/16/2015		638,947
	CAISSE CENTRALE DESJARDN	Corporate bonds	1.550%	9/12/2017		1,095,437
	CAIXA ECONOMICA FEDERAL 144A	Corporate bonds	2.375%	11/6/2017		268,969
	CATHOLIC HEALTH INITIATIVES	Corporate bonds	1.600%	11/1/2017		298,777
	CDP FINANCIAL INC 144A	Corporate bonds	4.400%	11/25/2019		1,128,654
	CF INDUSTRIES INC	Corporate bonds	5.375%	3/15/2044		70,128
	CHEVRON CORP	Corporate bonds	2.193%	11/15/2019		30,111
	CITIGROUP INC	Corporate bonds	1.300%	4/1/2016		370,525
	CITIGROUP INC	Corporate bonds	5.300%	5/6/2044		158,872
	CITIGROUP INC	Corporate bonds	2.500%	7/29/2019		120,096

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CNOOC FINANCE 2013 LTD	Corporate bonds	1.125%	5/9/2016		498,229
	COMCAST CORP	Corporate bonds	7.050%	3/15/2033		48,698
	COMCAST CORP	Corporate bonds	6.500%	11/15/2035		53,400
	COMCAST CORP	Corporate bonds	5.900%	3/15/2016		106,020
	COMCAST CORP	Corporate bonds	4.200%	8/15/2034		141,162
	COMMONWEALTH BANK OF AUST 144A	Corporate bonds	0.750%	1/15/2016		1,124,874
	CONOCOPHILLIPS COMPANY	Corporate bonds	3.350%	11/15/2024		30,310
	CONOCOPHILLIPS COMPANY CO	Corporate bonds	4.300%	11/15/2044		36,613
	CONTINENTAL RESOURCES INC/OK	Corporate bonds	4.900%	6/1/2044		30,333
	COVENTRY HEALTH CARE INC	Corporate bonds	5.450%	6/15/2021		287,227
	COX COMMUNICATIONS INC 144A	Corporate bonds	8.375%	3/1/2039		128,309
	CREDIT SUISSE NEW YORK	Corporate bonds	1.375%	5/26/2017		962,157
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	6.113%	1/15/2040		712,158
	DEERE & CO	Corporate bonds	2.600%	6/8/2022		241,025
	DEUTSCHE BANK AG LONDON	Corporate bonds	1.350%	5/30/2017		793,259
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	4.600%	2/15/2021		107,114
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	3.500%	3/1/2016		205,217
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	3.800%	3/15/2022		251,290
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	5.150%	3/15/2042		15,500
	DIRECTV HOLDINGS/FING	Corporate bonds	4.450%	4/1/2024		73,241
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.875%	4/1/2043		125,785
	DORIC NIMROD AIR 2013-1 144A	Corporate bonds	5.250%	5/30/2025		193,562
	DOW CHEMICAL CO/THE	Corporate bonds	4.250%	10/1/2034		33,393
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	1.750%	12/15/2016		1,080,365

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	DUKE ENERGY FLORIDA INC	Corporate bonds	6.400%	6/15/2038		138,263
	EASTMAN CHEMICAL CO	Corporate bonds	4.650%	10/15/2044		10,233
	EASTMAN CHEMICAL CO	Corporate bonds	2.700%	1/15/2020		60,341
	EASTMAN CHEMICAL CO	Corporate bonds	3.800%	3/15/2025		106,888
	EATON CORP	Corporate bonds	2.750%	11/2/2022		64,838
	ECOPETROL SA	Corporate bonds	4.125%	1/16/2025		76,000
	EL PASO NATURAL GAS CO LLC	Corporate bonds	5.950%	4/15/2017		258,013
	EL PASO PIPELINE PART OP	Corporate bonds	4.300%	5/1/2024		25,048
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	6.500%	4/1/2020		98,378
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	4.100%	11/15/2015		588,329
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	6.500%	2/1/2042		217,246
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	2/1/2024		10,479
	ENSCO PLC	Corporate bonds	4.500%	10/1/2024		72,898
	ENTERPRISE PRODUCTS OPER	Corporate bonds	3.750%	2/15/2025		55,209
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.100%	2/15/2045		75,263
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds		8/1/2066		139,588
	FIRSTENERGY TRANSMISSION 144A	Corporate bonds	4.350%	1/15/2025		97,455
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.950%	6/1/2035		57,680
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.950%	2/1/2038		159,500
	FMS WERTMANAGEMENT	Corporate bonds	1.125%	9/5/2017		199,884
	FORD MOTOR CREDIT CO LLC	Corporate bonds	1.724%	12/6/2017		252,365
	FORD MOTOR CREDIT CO LLC	Corporate bonds		5/9/2016		327,828
	FREEPORT-MCMORAN INC	Corporate bonds	4.000%	11/14/2021		128,804
	FREEPORT-MCMORAN INC	Corporate bonds	5.400%	11/14/2034		48,745

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FREEPORT-MCMORAN INC	Corporate bonds	4.550%	11/14/2024		97,103
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	1.000%	12/11/2015		288,241
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	6.150%	8/7/2037		104,346
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	2.375%	6/30/2015		434,171
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	1.000%	1/8/2016		90,328
	GENERAL ELECTRIC CO	Corporate bonds	2.700%	10/9/2022		215,087
	GENERAL ELECTRIC CO	Corporate bonds	4.500%	3/11/2044		54,961
	GENWORTH HOLDINGS INC	Corporate bonds	4.800%	2/15/2024		40,531
	GEORGIA POWER CO	Corporate bonds	3.000%	4/15/2016		503,187
	GEORGIA POWER CO	Corporate bonds		3/15/2016		599,387
	GLAXOSMITHKLINE CAPITAL PLC	Corporate bonds	2.850%	5/8/2022		70,004
	GOLDMAN SACHS GROUP INC	Corporate bonds	4.800%	7/8/2044		63,674
	GOLDMAN SACHS GROUP INC	Corporate bonds	2.550%	10/23/2019		442,610
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.350%	1/15/2016		521,759
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.300%	5/3/2015		660,318
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.625%	1/31/2019		201,221
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.700%	8/1/2015		309,922
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.150%	4/1/2018		95,406
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.625%	1/31/2019		28,171
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.900%	7/19/2018		229,797
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds		4/30/2018		263,051
	GTE CORP	Corporate bonds	6.940%	4/15/2028		31,267
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4.300%	4/15/2043		66,659
	HCP INC	Corporate bonds	4.250%	11/15/2023		115,636

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	HOME DEPOT INC	Corporate bonds	4.400%	3/15/2045		38,252
	HOST HOTELS & RESORTS LP	Corporate bonds	4.750%	3/1/2023		106,265
	HSBC BANK PLC 144A	Corporate bonds	3.100%	5/24/2016		542,056
	HSBC BANK PLC 144A	Corporate bonds	3.100%	5/24/2016		464,619
	HSBC FINANCE CORP	Corporate bonds	5.500%	1/19/2016		627,304
	HSBC HOLDINGS PLC	Corporate bonds		12/29/2049		202,000
	HSBC USA INC	Corporate bonds	3.500%	6/23/2024		252,803
	ICAHN ENTERPRISES LP / ICAHN E	Corporate bonds	6.000%	8/1/2020		154,530
	ICAHN ENTERPRISES LP / ICAHN E	Corporate bonds	3.500%	3/15/2017		60,000
	ICAHN ENTERPRISES LP / ICAHN E	Corporate bonds	5.875%	2/1/2022		90,394
	ING BANK NV 144A	Corporate bonds	3.750%	3/7/2017		512,786
	INGERSOLL-RAND LUX FINAN	Corporate bonds	3.550%	11/1/2024		89,451
	INTERNATIONAL LEASE FINAN 144A	Corporate bonds	7.125%	9/1/2018		123,200
	INTERNATIONAL PAPER CO	Corporate bonds	3.650%	6/15/2024		11,991
	INTERNATIONAL PAPER CO	Corporate bonds	4.800%	6/15/2044		29,615
	INTESA SANPAOLO SPA 144A	Corporate bonds	5.017%	6/26/2024		194,103
	INTL FINANCE CORP	Corporate bonds	0.625%	10/3/2016		621,368
	JABIL CIRCUIT INC	Corporate bonds	8.250%	3/15/2018		267,172
	JPMORGAN CHASE & CO	Corporate bonds	3.450%	3/1/2016		297,657
	JPMORGAN CHASE & CO	Corporate bonds	3.150%	7/5/2016		1,284,921
	JPMORGAN CHASE & CO	Corporate bonds	3.875%	9/10/2024		75,064
	JPMORGAN CHASE & CO	Corporate bonds	2.200%	10/22/2019		163,577
	JPMORGAN CHASE & CO	Corporate bonds		2/26/2016		420,832
	JPMORGAN CHASE & CO	Corporate bonds		1/25/2018		272,120

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds		1/29/2049		84,400
	JPMORGAN CHASE & CO	Corporate bonds		12/29/2049		112,520
	KENTUCKY UTILITIES CO	Corporate bonds	1.625%	11/1/2015		756,119
	KFW	Corporate bonds	1.000%	1/12/2015		510,061
	KINDER MORGAN ENER PART	Corporate bonds	5.500%	3/1/2044		77,257
	KINDER MORGAN ENER PART	Corporate bonds	5.400%	9/1/2044		220,451
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.950%	9/1/2022		19,831
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.000%	8/15/2042		38,015
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.000%	3/1/2043		85,493
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.500%	9/1/2023		18,987
	KINDER MORGAN INC/DELAWA	Corporate bonds	4.300%	6/1/2025		95,044
	KOREA EXPRESSWAY CORP REGS	Corporate bonds	5.125%	5/20/2015		512,727
	KRAFT FOODS GROUP INC	Corporate bonds	2.250%	6/5/2017		264,289
	LEHMAN BRTH HLD (RICI) ESCROW	Corporate bonds		12/28/2017		—
	LOWE'S COS INC	Corporate bonds	4.650%	4/15/2042		77,856
	LOWE'S COS INC	Corporate bonds	4.250%	9/15/2044		42,241
	MANULIFE FINANCIAL CORP	Corporate bonds	3.400%	9/17/2015		559,904
	MARATHON PETROLEUM CORP	Corporate bonds	4.750%	9/15/2044		56,664
	MASS INSTITUTE OF TECH	Corporate bonds	4.678%	7/1/2114		127,218
	MCDONALD'S CORP	Corporate bonds	0.750%	5/29/2015		400,626
	MEDTRONIC INC 144A	Corporate bonds	1.500%	3/15/2018		134,355
	MEDTRONIC INC 144A	Corporate bonds	3.500%	3/15/2025		153,446
	MEDTRONIC INC 144A	Corporate bonds	4.625%	3/15/2045		102,979
	MET LIFE GLOB FUNDING I 144A	Corporate bonds	1.300%	4/10/2017		399,334

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	METLIFE INSTITUTIONAL FUN 144A	Corporate bonds	1.625%	4/2/2015		726,939
	MIDAMERICAN ENERGY HOLDINGS CO	Corporate bonds	6.500%	9/15/2037		98,159
	MORGAN STANLEY	Corporate bonds	3.750%	2/25/2023		159,002
	MORGAN STANLEY	Corporate bonds	3.875%	4/29/2024		51,302
	MORGAN STANLEY	Corporate bonds	3.700%	10/23/2024		81,090
	MORGAN STANLEY	Corporate bonds	1.875%	1/5/2018		124,543
	MYLAN INC/PA	Corporate bonds	5.400%	11/29/2043		44,393
	MYLAN INC/PA 144A	Corporate bonds	7.875%	7/15/2020		197,061
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	5.250%	3/29/2049		207,500
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds		4/15/2018		337,787
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4.450%	1/15/2043		118,677
	NEW YORK LIFE GLOBAL FDG 144A	Corporate bonds	1.450%	12/15/2017		897,654
	NEWFIELD EXPLORATION CO	Corporate bonds	5.625%	7/1/2024		138,513
	NEWS AMERICA INC	Corporate bonds	7.750%	1/20/2024		51,622
	NEWS AMERICA INC	Corporate bonds	8.500%	2/23/2025		67,767
	NOBLE ENERGY INC	Corporate bonds	5.250%	11/15/2043		96,477
	NORDEA BANK AB	Corporate bonds	1.250%	4/4/2017		596,950
	NORDEA EIENDOMSKREDITT A	Corporate bonds	2.125%	9/22/2017		484,265
	NORTHWEST FLORIDA TIMBER 144A	Corporate bonds	4.750%	3/4/2029		100,800
	NOVARTIS CAPITAL CORP	Corporate bonds	4.400%	5/6/2044		78,445
	OESTERREICHISCHE KONTROLLBANK	Corporate bonds	4.875%	2/16/2016		376,865
	OHIO POWER CO	Corporate bonds	6.050%	5/1/2018		197,749
	OMNICOM GROUP INC	Corporate bonds	5.900%	4/15/2016		46,566
	OMNICOM GROUP INC	Corporate bonds	3.650%	11/1/2024		74,034

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	5.300%	6/1/2042		155,135
	ONE GAS INC	Corporate bonds	4.658%	2/1/2044		56,976
	ORACLE CORP	Corporate bonds	3.400%	7/8/2024		163,532
	ORACLE CORP	Corporate bonds	4.300%	7/8/2034		101,714
	ORACLE CORP	Corporate bonds	2.800%	7/8/2021		182,239
	PACIFIC GAS & ELECTRIC CO	Corporate bonds	5.125%	11/15/2043		137,456
	PACIFICORP	Corporate bonds	5.750%	4/1/2037		179,846
	PACIFICORP	Corporate bonds	4.100%	2/1/2042		189,908
	PENSKE TRUCK LEASING CO L 144A	Corporate bonds	3.125%	5/11/2015		332,673
	PETROBRAS GLOBAL FINANCE	Corporate bonds	6.250%	3/17/2024		79,929
	PETROBRAS INTERNATIONAL FINANC	Corporate bonds	3.875%	1/27/2016		377,801
	PETROLEOS MEXICANOS	Corporate bonds	8.000%	5/3/2019		59,125
	PETROLEOS MEXICANOS	Corporate bonds	6.000%	3/5/2020		75,208
	PETROLEOS MEXICANOS	Corporate bonds	4.875%	1/24/2022		385,447
	PFIZER INC	Corporate bonds	4.300%	6/15/2043		32,128
	PFIZER INC	Corporate bonds	3.400%	5/15/2024		114,442
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	4.500%	3/20/2042		21,115
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	4.125%	3/4/2043		58,815
	PHILLIPS 66	Corporate bonds	4.875%	11/15/2044		92,119
	PLAINS ALL AMER PIPELINE	Corporate bonds	4.900%	2/15/2045		50,812
	PPL CAPITAL FUNDING INC	Corporate bonds	5.000%	3/15/2044		61,211
	PRECISION CASTPARTS CORP	Corporate bonds	3.900%	1/15/2043		116,672
	PROGRESS ENERGY INC	Corporate bonds	7.000%	10/30/2031		171,784
	PRUDENTIAL FINANCIAL INC	Corporate bonds	3.500%	5/15/2024		116,893

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	QVC INC	Corporate bonds	5.450%	8/15/2034		165,881
	QVC INC 144A	Corporate bonds	7.375%	10/15/2020		32,473
	REYNOLDS AMERICAN INC	Corporate bonds	6.150%	9/15/2043		82,337
	RIO TINTO FINANCE USA PLC	Corporate bonds	4.125%	8/21/2042		118,456
	ROYAL BANK OF CANADA	Corporate bonds	1.450%	9/9/2016		755,312
	ROYAL BANK OF CANADA	Corporate bonds	1.125%	7/22/2016		1,004,327
	ROYAL BANK OF SCOTLAND GROUP P	Corporate bonds	6.000%	12/19/2023		108,240
	ROYAL BK OF SCOTLAND PLC	Corporate bonds	1.875%	3/31/2017		114,909
	ROYAL BK SCOTLND GRP PLC	Corporate bonds	5.125%	5/28/2024		157,665
	SCHLUMBERGER INVESTMENT SA	Corporate bonds	3.650%	12/1/2023		78,401
	SEAGATE HDD CAYMAN 144A	Corporate bonds	4.750%	1/1/2025		180,279
	SESI LLC	Corporate bonds	7.125%	12/15/2021		244,800
	SIMON PROPERTY GROUP LP	Corporate bonds	3.750%	2/1/2024		105,032
	SIMON PROPERTY GROUP LP	Corporate bonds	4.250%	10/1/2044		144,871
	SOCIETE GENERALE SA 144A	Corporate bonds	5.000%	1/17/2024		201,096
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	1.250%	11/1/2017		203,556
	STANDARD CHARTERED PLC 144A	Corporate bonds	1.500%	9/8/2017		546,059
	STATE STREET CORP	Corporate bonds	3.700%	11/20/2023		131,332
	STATE STREET CORP	Corporate bonds	5.900%			208,742
	STATOIL ASA	Corporate bonds	2.450%	1/17/2023		281,381
	SUNOCO LOGISTICS PARTNER	Corporate bonds	5.350%	5/15/2045		65,719
	TARGET CORP	Corporate bonds	3.500%	7/1/2024		103,817
	TEMASEK FINANCIAL I LTD	Corporate bonds	4.500%	9/21/2015		241,444
	TOTAL CAPITAL INTL SA	Corporate bonds	2.750%	6/19/2021		105,393

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	TRANSOCEAN INC	Corporate bonds	6.375%	12/15/2021		59,959
	UDR INC	Corporate bonds	3.750%	7/1/2024		115,773
	UNION BANK NA	Corporate bonds	3.000%	6/6/2016		769,970
	UNION PACIFIC CORP	Corporate bonds	3.750%	3/15/2024		192,504
	UNION PACIFIC RR CO	Corporate bonds	3.227%	5/14/2026		80,325
	UNITED TECHNOLOGIES CORP	Corporate bonds	4.500%	6/1/2042		161,141
	UNITEDHEALTH GROUP INC	Corporate bonds	0.850%	10/15/2015		366,056
	UNITEDHEALTH GROUP INC	Corporate bonds	3.375%	11/15/2021		83,003
	UNITEDHEALTH GROUP INC	Corporate bonds	2.875%	12/15/2021		91,024
	VENTAS REALTY LP	Corporate bonds	3.750%	5/1/2024		105,692
	VERIZON COMMUNICATIONS	Corporate bonds	4.150%	3/15/2024		—
	VERIZON COMMUNICATIONS	Corporate bonds	4.400%	11/1/2034		119,278
	VERIZON COMMUNICATIONS IN 144A	Corporate bonds	5.012%	8/21/2054		107,593
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.500%	9/15/2016		2,103,631
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.150%	9/15/2023		81,713
	VERIZON COMMUNICATIONS INC	Corporate bonds	6.550%	9/15/2043		34,591
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	6.000%	5/15/2037		131,753
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	6.350%	11/30/2037		34,769
	VODAFONE GROUP PLC	Corporate bonds	6.150%	2/27/2037		12,066
	VODAFONE GROUP PLC	Corporate bonds	2.950%	2/19/2023		185,065
	VODAFONE GROUP PLC	Corporate bonds	4.375%	2/19/2043		82,840
	VOLKSWAGEN INTERNATIONAL 144A	Corporate bonds	1.125%	11/18/2016		749,184
	WAL-MART STORES INC	Corporate bonds	4.300%	4/22/2044		103,697
	WEA FINANCE LLC/WESTFIEL 144A	Corporate bonds	1.750%	9/15/2017		432,659

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value		(d) Cost	(e) Current Value
	WELLPOINT INC	Corporate bonds	4.650%	1/15/2043	109,280
	WELLPOINT INC	Corporate bonds	4.650%	8/15/2044	74,132
	WELLS FARGO & CO	Corporate bonds	5.375%	11/2/2043	164,968
	WELLS FARGO & CO	Corporate bonds		4/23/2018	330,541
	WELLS FARGO & CO	Corporate bonds		3/29/2049	104,856
	WELLS FARGO & CO	Corporate bonds	5.850%		120,555
	WELLS FARGO & COMPANY	Corporate bonds		12/29/2049	75,563
	WESTPAC BANKING CORP 144A	Corporate bonds	1.375%	7/17/2015	999,864
	WILLIAMS PARTNERS LP	Corporate bonds	3.900%	1/15/2025	153,772
				Total Corporate Bonds	66,121,004

	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.750%	10/5/2016	1,235,061
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	0.875%	10/14/2016	1,505,591
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.750%	3/15/2031	51,117
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.250%	7/15/2032	181,243
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies		12/17/2029	35,080
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.700%	8/28/2019	818,055
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.000%	9/20/2017	1,340,128
				Total U.S. Government Agencies	5,166,275

	CALIFORNIA ST	State and local obligations	5.450%	4/1/2015	470,696
	CALIFORNIA ST	State and local obligations	5.950%	4/1/2016	208,014
	CALIFORNIA ST	State and local obligations	3.950%	11/1/2015	365,189
	CALIFORNIA ST	State and local obligations	2.250%	5/1/2019	580,133

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CALIFORNIA ST	State and local obligations	5.000%	9/1/2042		113,875
	CALIFORNIA ST HLTH FACS FING A	State and local obligations	5.000%	8/15/2052		61,518
	LAS VEGAS VLY NV WTR DIST	State and local obligations	5.000%	6/1/2039		178,941
	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	5.000%	10/15/2041		79,719
	MET SAINT LOUIS MO SWR DIST WS	State and local obligations	5.000%	5/1/2042		79,728
	NEW JERSEY ST ECON DEV AUTH RE	State and local obligations	1.096%	6/15/2016		583,111
	NEW JERSEY ST HLTH CARE FACS F	State and local obligations	5.000%	7/1/2044		67,211
	NEW JERSEY ST TRANSPRTN TRUSTF	State and local obligations	5.000%	6/15/2036		346,610
	NEW YORK CITY NY MUNI WTR FINA	State and local obligations	5.000%	6/15/2047		118,139
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	5.000%	3/15/2024		175,398
			Total State and Local Obligations			3,428,282

	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.000%	1/1/2045		2,318,414
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.500%	1/1/2045		1,625,801
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	5.000%	1/1/2045		(331,043)
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	3.500%	1/1/2045		519,883
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	3.000%	1/1/2045		(1,363,711)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2030		779,561
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	1/1/2030		739,484
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2045		—
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.000%	1/1/2045		(6,243,435)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.500%	1/1/2030		(105,070)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.500%	1/1/2045		271,367
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	1/1/2045		(2,541,096)

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2030		1,039,414
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	1/1/2030		(1,162,047)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.500%	1/1/2045		(3,575,507)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.000%	1/1/2030		(316,134)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	6.000%	1/1/2045		680,414
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.500%	1/1/2030		211,281
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.500%	1/1/2045		(559,297)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.500%	1/1/2030		1,730,813
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.000%	1/1/2045		(1,770,234)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.500%	1/1/2045		293,039
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	2.000%	1/1/2030		298,781
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.500%	1/20/2045		(218,523)
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.000%	1/20/2045		(7,934,101)
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	3.500%	1/20/2045		(1,259,625)
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	3.000%	1/20/2045		1,636,200
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	4.500%	1/15/2045		218,523
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	4.000%	1/15/2045		429,120
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	5.000%	1/15/2045		220,262
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	3.500%	1/15/2045		314,906
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	3.000%	1/15/2045		204,525
	FANNIE MAE CONNECTICUT C04 1M1	Agency mortgage backed securities		11/25/2024		302,036
	FEDERAL HOME LN MTG CORP STRIP	Agency mortgage backed securities		9/15/2029		55,097
	FEDERAL HOME LN MTG CORP STRIP	Agency mortgage backed securities		3/15/2031		17,820
	FEDERAL NATL MTG ASSN STRIP PO	Agency mortgage backed securities		5/15/2030		145,947

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #1B-8062	Agency mortgage backed securities		3/1/2041		39,719
	FHLMC POOL #2B-0646	Agency mortgage backed securities		7/1/2042		122,734
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		213,806
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		197,949
	FHLMC POOL #C0-3805	Agency mortgage backed securities	3.500%	4/1/2042		95,855
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.500%	4/1/2042		94,640
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		272,874
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		205,675
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.000%	8/1/2043		563,914
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.500%	6/1/2041		150,475
	FHLMC POOL #G0-7591	Agency mortgage backed securities	3.500%	12/1/2043		96,550
	FHLMC POOL #G0-7613	Agency mortgage backed securities	6.000%	4/1/2039		93,134
	FHLMC POOL #G0-7642	Agency mortgage backed securities	5.000%	10/1/2041		96,178
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.000%	8/1/2044		252,378
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.500%	5/1/2022		514,763
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.500%	10/1/2020		11,340
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.000%	12/1/2020		7,857
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		63,959
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.000%	8/1/2021		34,312
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		243,992
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.500%	3/1/2021		1,664
	FHLMC POOL #Q1-2841	Agency mortgage backed securities	3.500%	11/1/2042		86,801
	FHLMC POOL #Q1-4866	Agency mortgage backed securities	3.000%	1/1/2043		94,892
	FHLMC POOL #Q1-6403	Agency mortgage backed securities	3.000%	3/1/2043		94,406

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.000%	3/1/2043		94,717
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.000%	3/1/2043		182,583
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.000%	4/1/2043		91,119
	FHLMC POOL #Q2-0021	Agency mortgage backed securities	3.500%	7/1/2043		98,906
	FHLMC POOL #Q2-0206	Agency mortgage backed securities	3.500%	7/1/2043		98,698
	FHLMC POOL #Q2-0262	Agency mortgage backed securities	3.500%	7/1/2043		194,843
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.000%	7/1/2043		580,218
	FHLMC POOL #V8-0355	Agency mortgage backed securities	3.500%	8/1/2043		99,353
	FHLMC MULTICLASS MTG	Agency mortgage backed securities	4.500%	10/15/2038		567,670
	FHLMC MULTICLASS MTG 3817 MA	Agency mortgage backed securities	4.500%	10/15/2037		331,882
	FHLMC MULTICLASS MTG 3824 FA	Agency mortgage backed securities		3/15/2026		508,743
	FHLMC MULTICLASS MTG 3959 MA	Agency mortgage backed securities	4.500%	11/15/2041		537,117
	FHLMC MULTICLASS MTG 3986 M	Agency mortgage backed securities	4.500%	9/15/2041		503,570
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		261,985
	FNMA POOL #0255316	Agency mortgage backed securities	5.000%	7/1/2019		35,721
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		199,337
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		84,332
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		267,002
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		185,023
	FNMA POOL #0735288	Agency mortgage backed securities	5.000%	3/1/2035		572,069
	FNMA POOL #0735989	Agency mortgage backed securities	5.500%	2/1/2035		7,746
	FNMA POOL #0888430	Agency mortgage backed securities	5.000%	11/1/2033		528,110
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		126,969
	FNMA POOL #0889057	Agency mortgage backed securities	5.000%	9/1/2035		580,248

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		60,320
	FNMA POOL #0889529	Agency mortgage backed securities	6.000%	3/1/2038		19,359
	FNMA POOL #0889983	Agency mortgage backed securities	6.000%	10/1/2038		41,899
	FNMA POOL #0890567	Agency mortgage backed securities	4.000%	11/1/2043		345,899
	FNMA POOL #0987325	Agency mortgage backed securities		9/1/2038		89,881
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		365,969
	FNMA POOL #0995203	Agency mortgage backed securities	5.000%	7/1/2035		445,596
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		202,738
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		331,595
	FNMA POOL #0AB0107	Agency mortgage backed securities	5.000%	2/1/2033		61,905
	FNMA POOL #0AB0111	Agency mortgage backed securities	5.000%	4/1/2036		426,726
	FNMA POOL #0AB0127	Agency mortgage backed securities	5.000%	2/1/2035		434,428
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.500%	7/1/2026		637,835
	FNMA POOL #0AB7271	Agency mortgage backed securities	3.000%	12/1/2042		84,026
	FNMA POOL #0AB7425	Agency mortgage backed securities	3.000%	12/1/2042		70,381
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.000%	1/1/2043		89,906
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.000%	1/1/2043		88,897
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.000%	1/1/2043		88,587
	FNMA POOL #0AB7755	Agency mortgage backed securities	3.000%	1/1/2043		95,909
	FNMA POOL #0AB7762	Agency mortgage backed securities	3.000%	2/1/2043		79,819
	FNMA POOL #0AB8558	Agency mortgage backed securities	3.000%	2/1/2043		79,323
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.000%	3/1/2043		207,558
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.000%	3/1/2043		26,757
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.000%	3/1/2043		73,335

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB8923	Agency mortgage backed securities	3.000%	4/1/2043		94,610
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.000%	4/1/2043		90,295
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.000%	4/1/2043		180,394
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.000%	5/1/2043		90,868
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.000%	5/1/2043		122,866
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.000%	6/1/2043		155,102
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		130,402
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.500%	7/1/2040		104,518
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.500%	8/1/2040		287,922
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		333,443
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		444,295
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.000%	9/1/2040		20,494
	FNMA POOL #0AE0835	Agency mortgage backed securities	4.000%	1/1/2041		96,632
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		310,132
	FNMA POOL #0AH0942	Agency mortgage backed securities	4.000%	12/1/2040		1,881,700
	FNMA POOL #0AH3807	Agency mortgage backed securities	4.000%	2/1/2041		90,808
	FNMA POOL #0AH6958	Agency mortgage backed securities		2/1/2041		71,606
	FNMA POOL #0AL0533	Agency mortgage backed securities		7/1/2041		204,035
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		255,916
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		207,384
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		270,698
	FNMA POOL #0AL2935	Agency mortgage backed securities	3.500%	2/1/2043		101,130
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.000%	2/1/2043		362,965
	FNMA POOL #0AL3692	Agency mortgage backed securities	4.000%	5/1/2043		199,320

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.000%	5/1/2043		92,567
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.500%	7/1/2043		479,395
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.500%	7/1/2043		153,487
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.500%	7/1/2043		477,600
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.000%	4/1/2040		274,471
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.000%	6/1/2041		72,353
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.000%	7/1/2042		499,591
	FNMA POOL #0AL4543	Agency mortgage backed securities	3.500%	7/1/2043		282,323
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.500%	12/1/2043		197,856
	FNMA POOL #0AL4840	Agency mortgage backed securities	4.000%	2/1/2044		102,191
	FNMA POOL #0AL4915	Agency mortgage backed securities	4.000%	2/1/2044		90,606
	FNMA POOL #0AL4922	Agency mortgage backed securities	3.500%	2/1/2029		97,984
	FNMA POOL #0AL5096	Agency mortgage backed securities	4.000%	11/1/2043		98,171
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.500%	9/1/2043		468,575
	FNMA POOL #0AL5227	Agency mortgage backed securities	4.000%	11/1/2042		90,906
	FNMA POOL #0AL5735	Agency mortgage backed securities	4.000%	8/1/2044		64,974
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.000%	5/1/2027		522,345
	FNMA POOL #0AL5986	Agency mortgage backed securities	4.000%	10/1/2044		30,778
	FNMA POOL #0AL5987	Agency mortgage backed securities	4.000%	10/1/2044		82,553
	FNMA POOL #0AL6003	Agency mortgage backed securities	4.500%	7/1/2042		632,258
	FNMA POOL #0AL6051	Agency mortgage backed securities	4.000%	9/1/2044		212,242
	FNMA POOL #0AL6161	Agency mortgage backed securities	3.500%	12/1/2029		634,627
	FNMA POOL #0AO6482	Agency mortgage backed securities		7/1/2042		30,273
	FNMA POOL #0AP0006	Agency mortgage backed securities		7/1/2042		151,815

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		79,452
	FNMA POOL #0AR1729	Agency mortgage backed securities	4.000%	2/1/2043		422,534
	FNMA POOL #0AR3218	Agency mortgage backed securities	3.500%	4/1/2043		104,144
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.000%	3/1/2043		49,981
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.000%	3/1/2043		92,917
	FNMA POOL #0AR8582	Agency mortgage backed securities	3.500%	6/1/2043		101,767
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.000%	4/1/2043		94,409
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.000%	3/1/2043		222,014
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.000%	3/1/2043		87,708
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.500%	8/1/2043		192,827
	FNMA POOL #0AS0779	Agency mortgage backed securities	4.000%	10/1/2043		751,803
	FNMA POOL #0AS1200	Agency mortgage backed securities	4.000%	12/1/2043		42,296
	FNMA POOL #0AS1453	Agency mortgage backed securities	3.500%	1/1/2044		37,859
	FNMA POOL #0AS1539	Agency mortgage backed securities	3.500%	1/1/2044		61,254
	FNMA POOL #0AS1773	Agency mortgage backed securities	4.000%	2/1/2044		204,447
	FNMA POOL #0AS2316	Agency mortgage backed securities	4.000%	5/1/2044		43,840
	FNMA POOL #0AS2591	Agency mortgage backed securities	3.500%	6/1/2044		24,180
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.000%	6/1/2029		201,524
	FNMA POOL #0AS3031	Agency mortgage backed securities	3.500%	8/1/2044		63,536
	FNMA POOL #0AS3034	Agency mortgage backed securities	3.500%	8/1/2044		39,407
	FNMA POOL #0AS3220	Agency mortgage backed securities	3.000%	9/1/2029		101,328
	FNMA POOL #0AS3684	Agency mortgage backed securities	4.000%	11/1/2044		101,663
	FNMA POOL #0AS3696	Agency mortgage backed securities	4.000%	11/1/2044		86,120
	FNMA POOL #0AS3698	Agency mortgage backed securities	4.000%	11/1/2044		49,710

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS3704	Agency mortgage backed securities	4.000%	11/1/2044		323,797
	FNMA POOL #0AS3945	Agency mortgage backed securities	4.000%	12/1/2044		176,460
	FNMA POOL #0AS3949	Agency mortgage backed securities	4.000%	12/1/2044		82,893
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.000%	4/1/2043		38,909
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.000%	4/1/2043		86,761
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.000%	4/1/2043		94,568
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.000%	5/1/2043		271,938
	FNMA POOL #0AT4327	Agency mortgage backed securities	3.500%	7/1/2043		99,970
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.500%	6/1/2043		191,762
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.000%	5/1/2043		90,004
	FNMA POOL #0AT7333	Agency mortgage backed securities	3.500%	8/1/2043		23,652
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.000%	6/1/2043		42,240
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.500%	7/1/2043		200,029
	FNMA POOL #0AT8464	Agency mortgage backed securities	3.500%	7/1/2043		90,621
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.500%	8/1/2043		98,084
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.500%	7/1/2043		311,413
	FNMA POOL #0AU3032	Agency mortgage backed securities	3.500%	8/1/2043		23,350
	FNMA POOL #0AU6963	Agency mortgage backed securities	3.500%	10/1/2028		678,456
	FNMA POOL #0AV2356	Agency mortgage backed securities	4.000%	1/1/2044		102,787
	FNMA POOL #0AV8836	Agency mortgage backed securities	4.000%	9/1/2044		26,229
	FNMA POOL #0AV8847	Agency mortgage backed securities	4.000%	10/1/2044		26,902
	FNMA POOL #0AV8862	Agency mortgage backed securities	4.000%	11/1/2044		70,424
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.500%	4/1/2029		202,861
	FNMA POOL #0AW0937	Agency mortgage backed securities	3.000%	4/1/2029		100,736

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AW1247	Agency mortgage backed securities	3.000%	5/1/2029		99,981
	FNMA POOL #0AW4287	Agency mortgage backed securities	3.500%	8/1/2044		27,695
	FNMA POOL #0AW8188	Agency mortgage backed securities	3.500%	9/1/2044		51,709
	FNMA POOL #0AW8191	Agency mortgage backed securities	3.500%	9/1/2044		52,157
	FNMA POOL #0AW8760	Agency mortgage backed securities	4.000%	9/1/2044		26,858
	FNMA POOL #0AX0832	Agency mortgage backed securities	3.500%	9/1/2044		311,623
	FNMA POOL #0AX1378	Agency mortgage backed securities	4.000%	8/1/2044		27,204
	FNMA POOL #0AX2569	Agency mortgage backed securities	4.000%	11/1/2044		80,801
	FNMA POOL #0AX3063	Agency mortgage backed securities	4.000%	10/1/2044		26,655
	FNMA POOL #0AX3209	Agency mortgage backed securities	4.000%	9/1/2044		28,759
	FNMA POOL #0AX4403	Agency mortgage backed securities	4.000%	11/1/2044		26,927
	FNMA POOL #0AX5017	Agency mortgage backed securities	4.000%	10/1/2044		26,989
	FNMA POOL #0AX5297	Agency mortgage backed securities	5.000%	1/1/2042		373,928
	FNMA POOL #0AX6846	Agency mortgage backed securities	4.000%	11/1/2044		82,904
	FNMA GTD REMIC P/T	Agency mortgage backed securities		12/27/2022		241,378
	FNMA GTD REMIC P/T 02-T6 A1	Agency mortgage backed securities	3.310%	2/25/2032		30,045
	FNMA GTD REMIC P/T 04-88 HA	Agency mortgage backed securities	6.500%	7/25/2034		2,643
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.000%	8/25/2033		430,537
	GNMA POOL #0499416	Agency mortgage backed securities	6.000%	2/15/2029		738
	GNMA POOL #0615516	Agency mortgage backed securities	4.500%	9/15/2033		29,871
	GNMA POOL #0689835	Agency mortgage backed securities	6.500%	8/15/2038		36,479
	GNMA POOL #0728627	Agency mortgage backed securities	4.500%	1/15/2040		36,807
	GNMA POOL #0738019	Agency mortgage backed securities	4.500%	2/15/2041		76,376
	GNMA POOL #0745793	Agency mortgage backed securities	4.500%	7/15/2040		124,190

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0781590	Agency mortgage backed securities	5.500%	4/15/2033		15,105
	GNMA POOL #0782510	Agency mortgage backed securities	6.500%	12/15/2038		36,176
	GNMA POOL #0782557	Agency mortgage backed securities	5.000%	1/15/2039		194,495
	GNMA POOL #0782619	Agency mortgage backed securities	5.000%	4/15/2039		146,522
	GNMA POOL #0782958	Agency mortgage backed securities	5.000%	5/15/2040		96,493
	GNMA POOL #0783571	Agency mortgage backed securities	5.000%	12/15/2033		55,574
	GNMA POOL #0783609	Agency mortgage backed securities	4.500%	10/15/2040		288,599
	GNMA POOL #0783610	Agency mortgage backed securities	4.500%	11/15/2041		202,272
	GNMA GTD REMIC P/T 04-104 FJ	Agency mortgage backed securities		9/20/2033		36,556
	GNMA II POOL #0004223	Agency mortgage backed securities	6.500%	8/20/2038		42,890
	GNMA II POOL #0004292	Agency mortgage backed securities	6.500%	11/20/2038		24,580
	GNMA II POOL #0004559	Agency mortgage backed securities	5.000%	10/20/2039		666,760
	GNMA II POOL #0004800	Agency mortgage backed securities	4.000%	9/20/2040		14,020
	GNMA II POOL #0004833	Agency mortgage backed securities	4.000%	10/20/2040		15,060
	GNMA II POOL #0004882	Agency mortgage backed securities	4.000%	12/20/2040		212,004
	GNMA II POOL #0004922	Agency mortgage backed securities	4.000%	1/20/2041		160,234
	GNMA II POOL #0005018	Agency mortgage backed securities	5.000%	4/20/2041		37,777
	GNMA II POOL #0005056	Agency mortgage backed securities	5.000%	5/20/2041		9,977
	GNMA II POOL #0005083	Agency mortgage backed securities	5.000%	6/20/2041		103,200
	GNMA II POOL #0005115	Agency mortgage backed securities	4.500%	7/20/2041		698,491
	GNMA II POOL #0005116	Agency mortgage backed securities	5.000%	7/20/2041		52,746
	GNMA II POOL #0783584	Agency mortgage backed securities	4.500%	7/20/2041		77,721
	GNMA II POOL #0783590	Agency mortgage backed securities	4.500%	6/20/2041		155,403
	GNMA II POOL #0MA2303	Agency mortgage backed securities	3.500%	10/20/2044		3,659,928

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0MA2304	Agency mortgage backed securities	4.000%	10/20/2044		6,195,807
	GNMA II POOL #0MA2372	Agency mortgage backed securities	4.000%	11/20/2044		1,715,563
	GNMA II POOL #0MA2446	Agency mortgage backed securities	4.000%	12/20/2044		1,074,456
	NAVIENT PRIVATE EDU AA A1 144A	Agency mortgage backed securities		5/16/2022		383,179
			Total agency mortgage backed securities			38,793,225

	ALLY AUTO RECEIVABL 5 C 144A	Asset and other mortgage backed securities	2.900%	5/15/2017		410,352
	ALLY AUTO RECEIVABLES TRU 3 A2	Asset and other mortgage backed securities	0.810%	9/15/2017		534,868
	AMERICAN EXPRESS CREDIT AC 2 A	Asset and other mortgage backed securities	1.260%	1/15/2020		599,806
	AMERICREDIT AUTOMOBILE R 4 A2A	Asset and other mortgage backed securities	0.720%	4/9/2018		469,793
	AMERICREDIT AUTOMOBILE R 5 A2A	Asset and other mortgage backed securities	0.650%	3/8/2017		230,108
	AMERICREDIT AUTOMOBILE RE 2 A3	Asset and other mortgage backed securities	0.940%	2/8/2019		229,093
	AMERICREDIT AUTOMOBILE RE 5 A3	Asset and other mortgage backed securities	0.900%	9/10/2018		249,916
	AMERICREDIT AUTOMOBILE RE 5 A3	Asset and other mortgage backed securities	0.900%	9/10/2018		439,851
	AMERICREDIT AUTOMOBILE REC 2 B	Asset and other mortgage backed securities	1.780%	3/8/2017		536,655
	AMERICREDIT AUTOMOBILE REC 2 C	Asset and other mortgage backed securities	2.640%	10/10/2017		370,818
	ARI FLEET LEASE TRUS A A2 144A	Asset and other mortgage backed securities	0.700%	12/15/2015		354,906
	ARI FLEET LEASE TRUS A A2 144A	Asset and other mortgage backed securities	0.810%	11/15/2022		539,620
	ARI FLEET LEASE TRUS A A2 144A	Asset and other mortgage backed securities	0.700%	12/15/2015		198,748
	ARI FLEET LEASE TRUST B A 144A	Asset and other mortgage backed securities		1/15/2021		274,616
	BANC OF AMERICA COMMERCI 3 A1A	Asset and other mortgage backed securities		6/10/2049		327,433
	BANC OF AMERICA COMMERCI 4 A1A	Asset and other mortgage backed securities		2/10/2051		391,667
	BANC OF AMERICA COMMERCIA 4 AM	Asset and other mortgage backed securities	5.675%	7/10/2046		239,648
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities		11/25/2034		88,736

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BEAR STEARNS ARM TRUST 20 7 4A	Asset and other mortgage backed securities		10/25/2034		58,594
	BEAR STEARNS COMMERCI PW17 A1A	Asset and other mortgage backed securities		6/11/2050		386,055
	BMW FLOORPLAN MASTER 1A A 144A	Asset and other mortgage backed securities		9/15/2017		956,386
	CAPITAL AUTO RECEIVABLES 1 A3	Asset and other mortgage backed securities	0.790%	6/20/2017		400,342
	CAPITAL AUTO RECEIVABLES 1 A4	Asset and other mortgage backed securities	0.970%	1/22/2018		389,790
	CAPITAL ONE MULTI-ASSET A1 A1	Asset and other mortgage backed securities		11/15/2019		955,466
	CARMAX AUTO OWNER TRUST 2 1 A3	Asset and other mortgage backed securities	0.600%	10/16/2017		829,188
	CDGJ COMMERCIAL MO BXCH A 144A	Asset and other mortgage backed securities		12/15/2027		385,127
	CHASE ISSUANCE TRUST A1 A1	Asset and other mortgage backed securities	1.150%	1/15/2019		214,894
	CHASE ISSUANCE TRUST A6 A6	Asset and other mortgage backed securities	1.260%	7/15/2019		926,921
	CHESAPEAKE FUNDING L 1A A 144A	Asset and other mortgage backed securities		11/7/2023		120,039
	CHRYSLER CAPITAL AUT AA B 144A	Asset and other mortgage backed securities	1.760%	8/15/2019		674,012
	CITIBANK CREDIT CARD ISS A1 A1	Asset and other mortgage backed securities	2.880%	1/23/2023		364,046
	CITIBANK CREDIT CARD ISS A6 A6	Asset and other mortgage backed securities	1.320%	9/7/2018		1,307,207
	CITIBANK CREDIT CARD ISS A8 A8	Asset and other mortgage backed securities	5.650%	9/20/2019		887,344
	CITIGROUP COMMERCI 388G A 144A	Asset and other mortgage backed securities		6/15/2033		875,833
	CITIGROUP COMMERCI 388G A 144A	Asset and other mortgage backed securities		6/15/2033		135,129
	CNH EQUIPMENT TRUST 2013- A A3	Asset and other mortgage backed securities	0.690%	6/15/2018		574,155
	COMM 2013-GAM GAM A2 144A	Asset and other mortgage backed securities	3.367%	2/10/2028		282,020
	COMM 2013-LC6 MORTGAGE LC6 XA	Asset and other mortgage backed securities		1/10/2046		314,931
	COMM 2014-CCRE16 MORTG CR16 A4	Asset and other mortgage backed securities	4.051%	4/10/2047		65,085
	COMM 2014-CCRE17 MORTG CR17 XA	Asset and other mortgage backed securities		5/10/2047		529,912
	COMM 2014-FL5 MORTG FL5 A 144A	Asset and other mortgage backed securities		10/15/2031		330,029
	COMM 2014-LC15 MORTGAG LC15 A4	Asset and other mortgage backed securities	4.006%	4/10/2047		91,356

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMM 2014-PAT MORTG PAT A 144A	Asset and other mortgage backed securities		8/13/2027		503,713
	COMM 2014-TWC MORTG TWC A 144A	Asset and other mortgage backed securities		2/13/2032		283,974
	COMM 2014-UBS2 MORTGAG UBS2 AM	Asset and other mortgage backed securities	4.199%	3/10/2047		306,500
	COMMERCIAL MORTGAG LTRT B 144A	Asset and other mortgage backed securities	3.800%	10/5/2030		304,809
	COMMERCIAL MORTGAGE PAS CR3 A1	Asset and other mortgage backed securities	0.666%	10/15/2045		659,889
	COMMERCIAL MORTGAGE TR GG9 A1A	Asset and other mortgage backed securities	5.426%	3/10/2039		798,398
	CREDIT ACCEPTANCE AU 2A A 144A	Asset and other mortgage backed securities	1.880%	3/15/2022		495,018
	CREDIT ACCEPTANCE AU 2A A 144A	Asset and other mortgage backed securities	1.880%	3/15/2022		465,017
	CREDIT SUISSE COMMERCIAL C1 AJ	Asset and other mortgage backed securities		2/15/2039		301,542
	CREDIT SUISSE COMMERCIAL C5 AM	Asset and other mortgage backed securities	5.343%	12/15/2039		345,030
	DBRR 2013-EZ3 TRUST EZ3 A 144A	Asset and other mortgage backed securities		12/18/2049		432,184
	DBUBS 2011-LC1 MO LC1A A2 144A	Asset and other mortgage backed securities	4.528%	11/10/2046		642,237
	FIRST INVESTORS AUT 1A A2 144A	Asset and other mortgage backed securities	0.900%	10/15/2018		129,967
	FORD CREDIT AUTO OWNER TR A A3	Asset and other mortgage backed securities	0.790%	5/15/2018		499,614
	FORD CREDIT AUTO OWNER TR C A2	Asset and other mortgage backed securities	0.610%	8/15/2017		344,505
	FORD CREDIT FLOORPLAN MAS 1 A1	Asset and other mortgage backed securities	0.850%	1/15/2018		614,962
	FORD CREDIT FLOORPLAN MAS 1 A2	Asset and other mortgage backed securities		2/15/2019		525,261
	FORD CREDIT FLOORPLAN MAST 2 A	Asset and other mortgage backed securities		1/15/2019		965,485
	GE COMMERCIAL MORTGAGE C1 A1A	Asset and other mortgage backed securities		12/10/2049		314,074
	GMAC COMMERCIAL MORTGAGE C2 A4	Asset and other mortgage backed securities		8/10/2038		6,116
	GOLDEN CREDIT CARD T 5A A 144A	Asset and other mortgage backed securities	0.790%	9/15/2017		1,401,294
	GRANITE MASTER ISSU 1A A5 144A	Asset and other mortgage backed securities		12/20/2054		345,677
	GRANITE MASTER ISSUER PL 1 2A1	Asset and other mortgage backed securities		12/20/2054		280,738
	GRANITE MASTER ISSUER PL 2 3A1	Asset and other mortgage backed securities		12/17/2054		348,209

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GRANITE MASTER ISSUER PLC 2 A6	Asset and other mortgage backed securities		12/20/2054		494,469
	GRANITE MASTER ISSUER PLC 3 A4	Asset and other mortgage backed securities		12/20/2054		817,270
	GRANITE MASTER ISSUER PLC 3 A7	Asset and other mortgage backed securities		12/20/2054		332,523
	GRANITE MORTGAGES 04-1 P 1 2A1	Asset and other mortgage backed securities		3/20/2044		264,058
	GS MORTGAGE SECURITIES GC18 A4	Asset and other mortgage backed securities	4.074%	1/10/2047		301,453
	GS MORTGAGE SECURITIES GC22 B	Asset and other mortgage backed securities		6/10/2047		189,922
	GS MORTGAGE SECURITIES GC22 C	Asset and other mortgage backed securities		6/10/2047		186,957
	GS MORTGAGE SECURITIES GC24 A5	Asset and other mortgage backed securities	3.931%	9/10/2047		112,012
	GS MORTGAGE SECURITIES GC5 A2	Asset and other mortgage backed securities	2.999%	8/10/2044		148,832
	HILTON USA TRUST HLT AFX 144A	Asset and other mortgage backed securities	2.662%	11/5/2030		275,347
	IFC SBA LOAN-BACKED A 1 A 144A	Asset and other mortgage backed securities		1/15/2024		49,926
	JP MORGAN CHASE C PLSD A2 144A	Asset and other mortgage backed securities	3.364%	11/13/2044		310,938
	JP MORGAN CHASE COM FL6 A 144A	Asset and other mortgage backed securities		11/15/2031		345,059
	JP MORGAN CHASE COMME CB18 A1A	Asset and other mortgage backed securities		6/12/2047		487,463
	JP MORGAN CHASE COMME LDPX A1A	Asset and other mortgage backed securities	5.439%	1/15/2049		524,038
	LANARK MASTER ISSUE 2A 1A 144A	Asset and other mortgage backed securities		12/22/2054		344,412
	LANARK MASTER ISSUE 2A 1A 144A	Asset and other mortgage backed securities		12/22/2054		438,342
	LB-UBS COMMERCIAL MORTGA C1 AM	Asset and other mortgage backed securities	5.455%	2/15/2040		256,097
	LB-UBS COMMERCIAL MORTGA C7 A3	Asset and other mortgage backed securities	5.347%	11/15/2038		664,730
	MERCEDES-BENZ AUTO RECEIV 1 A3	Asset and other mortgage backed securities	0.870%	10/15/2018		683,189
	MERRILL LYNCH MORTGAGE C1 ASB	Asset and other mortgage backed securities		6/12/2050		565,741
	ML-CFC COMMERCIAL MORTGA 4 A1A	Asset and other mortgage backed securities	5.166%	12/12/2049		374,523
	ML-CFC COMMERCIAL MORTGAG 4 AM	Asset and other mortgage backed securities	5.204%	12/12/2049		191,904
	MORGAN STANLEY BANK OF C13 XA	Asset and other mortgage backed securities		11/15/2046		536,174

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY BANK OF C19 A4	Asset and other mortgage backed securities	3.526%	12/15/2047		279,861
	MORGAN STANLEY CAPITA HQ11 A1A	Asset and other mortgage backed securities		2/12/2044		328,794
	MORGAN STANLEY CAPITA HQ9 A4FL	Asset and other mortgage backed securities		7/12/2044		481,414
	MORGAN STANLEY CAPITA IQ12 A1A	Asset and other mortgage backed securities	5.319%	12/15/2043		501,908
	MORGAN STANLEY CAPITA IQ14 A1A	Asset and other mortgage backed securities		4/15/2049		241,379
	MORGAN STANLEY CAPITAL HQ10 A4	Asset and other mortgage backed securities	5.328%	11/12/2041		501,757
	MORGAN STANLEY CAPITAL IQ15 A4	Asset and other mortgage backed securities		6/11/2049		699,212
	MORGAN STANLEY REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		461,516
	MORGAN STANLEY REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		276,474
	MORGAN STANLEY TR 2012-IO 144A	Asset and other mortgage backed securities	1.000%	3/27/2051		7,545
	MOTEL 6 TRUST MTL6 A1 144A	Asset and other mortgage backed securities	1.500%	10/5/2025		150,522
	MOTEL 6 TRUST MTL6 A2 144A	Asset and other mortgage backed securities	1.948%	10/5/2025		862,231
	MOTOR PLC 12A A1C 144A	Asset and other mortgage backed securities	1.286%	2/25/2020		—
	NAVIENT PRIVATE EDU CTA A 144A	Asset and other mortgage backed securities		9/16/2024		128,630
	NELNET STUDENT LOAN TRUST 1 A4	Asset and other mortgage backed securities		10/26/2020		313,796
	NEXTGEAR FLOORPLAN M 1A A 144A	Asset and other mortgage backed securities	1.920%	10/15/2019		319,288
	NISSAN MASTER OWNER TRUST A A	Asset and other mortgage backed securities		2/15/2018		913,957
	ONEMAIN FINANCIAL IS 1A A 144A	Asset and other mortgage backed securities	2.430%	6/18/2024		334,993
	ONEMAIN FINANCIAL IS 2A A 144A	Asset and other mortgage backed securities	2.470%	9/18/2024		1,139,449
	ONEMAIN FINANCIAL IS 2A A 144A	Asset and other mortgage backed securities	2.470%	9/18/2024		446,744
	PFS FINANCING CORP AA A 144A	Asset and other mortgage backed securities		2/15/2018		574,856
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities		10/15/2019		444,976
	PRESTIGE AUTO RECEI 1A A3 144A	Asset and other mortgage backed securities	1.330%	5/15/2019		235,349
	PRESTIGE AUTO RECEI 1A A3 144A	Asset and other mortgage backed securities	1.520%	4/15/2020		464,052

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PRICOA GLOBAL FUNDING I	Asset and other mortgage backed securities		6/24/2016		415,088
	PRINCIPAL LIFE GLOBAL FUN 144A	Asset and other mortgage backed securities	1.125%	9/18/2015		542,184
	PRINCIPAL LIFE GLOBAL FUN 144A	Asset and other mortgage backed securities	1.000%	12/11/2015		756,930
	RBSCF TRUST 2009- RR2 WBB 144A	Asset and other mortgage backed securities		2/16/2051		118,293
	SAMSUNG ELECTRONICS AMERI 144A	Asset and other mortgage backed securities	1.750%	4/10/2017		581,758
	SANTANDER DRIVE AUTO A B 144A	Asset and other mortgage backed securities	1.890%	10/15/2019		459,007
	SANTANDER DRIVE AUTO A C 144A	Asset and other mortgage backed securities	3.120%	10/15/2019		906,144
	SANTANDER DRIVE AUTO AA C 144A	Asset and other mortgage backed securities	1.780%	11/15/2018		566,152
	SANTANDER DRIVE AUTO REC 3 A2A	Asset and other mortgage backed securities	0.540%	8/15/2017		522,672
	SANTANDER DRIVE AUTO REC 4 A2A	Asset and other mortgage backed securities	0.670%	1/16/2018		509,685
	SANTANDER DRIVE AUTO REC 5 A2A	Asset and other mortgage backed securities	0.720%	4/16/2018		519,741
	SANTANDER DRIVE AUTO RECE 3 A3	Asset and other mortgage backed securities	0.700%	10/16/2017		318,589
	SANTANDER DRIVE AUTO RECE 4 A3	Asset and other mortgage backed securities	1.080%	9/17/2018		404,503
	SANTANDER DRIVE AUTO RECEI 1 B	Asset and other mortgage backed securities	1.160%	1/15/2019		606,756
	SANTANDER DRIVE AUTO RECEI 1 C	Asset and other mortgage backed securities	3.780%	11/15/2017		430,494
	SANTANDER DRIVE AUTO RECEI 3 C	Asset and other mortgage backed securities	3.090%	5/15/2017		173,234
	SANTANDER DRIVE AUTO RECEI 3 C	Asset and other mortgage backed securities	1.810%	4/15/2019		429,798
	SANTANDER DRIVE AUTO RECEI 4 B	Asset and other mortgage backed securities	1.830%	3/15/2017		342,397
	SANTANDER DRIVE AUTO RECEI 5 B	Asset and other mortgage backed securities	1.550%	10/15/2018		366,167
	SLM PRIVATE CREDIT STUDEN B A2	Asset and other mortgage backed securities		6/15/2021		257,343
	SLM PRIVATE EDUCATI A A2A 144A	Asset and other mortgage backed securities	1.770%	5/17/2027		247,173
	SLM PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities		5/17/2027		387,513
	SLM PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities		6/17/2030		489,705
	SLM PRIVATE EDUCATIO A A1 144A	Asset and other mortgage backed securities		7/15/2022		205,473

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SLM PRIVATE EDUCATIO A A1 144A	Asset and other mortgage backed securities		8/15/2025		288,635
	SLM PRIVATE EDUCATIO B A1 144A	Asset and other mortgage backed securities		12/15/2021		65,138
	SLM PRIVATE EDUCATIO C A1 144A	Asset and other mortgage backed securities		2/15/2022		487,736
	SLM PRIVATE EDUCATIO C A2 144A	Asset and other mortgage backed securities	3.310%	10/15/2046		466,490
	SLM PRIVATE EDUCATIO D A1 144A	Asset and other mortgage backed securities		6/15/2023		229,559
	SLM PRIVATE EDUCATIO D A2 144A	Asset and other mortgage backed securities	2.950%	2/15/2046		191,126
	SLM PRIVATE EDUCATIO E A1 144A	Asset and other mortgage backed securities		10/16/2023		415,111
	SLM STUDENT LOAN TRUST 20 2 A5	Asset and other mortgage backed securities		4/27/2020		455,806
	SLM STUDENT LOAN TRUST 20 5 A3	Asset and other mortgage backed securities		1/25/2018		1,129,692
	SLM STUDENT LOAN TRUST 20 6 A2	Asset and other mortgage backed securities		9/25/2019		704,855
	STEELRIVER TRANSMISSION CO LLC	Asset and other mortgage backed securities	4.710%	6/30/2017		259,633
	STRIPS 2012-1 LTD 1A A 144A	Asset and other mortgage backed securities	1.500%	12/25/2044		145,101
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities		9/25/2034		56,510
	STRUCTURED ASSET 2A CTFS 144A	Asset and other mortgage backed securities		1/21/2011		413
	TAKEDA PHARMACEUTICAL CO 144A	Asset and other mortgage backed securities	1.031%	3/17/2015		901,022
	TAKEDA PHARMACEUTICAL CO 144A	Asset and other mortgage backed securities	1.625%	3/17/2017		265,821
	TOYOTA AUTO RECEIVABLES 2 A A4	Asset and other mortgage backed securities	0.690%	11/15/2018		458,715
	WF-RBS COMMERCIAL M C2 A2 144A	Asset and other mortgage backed securities	3.791%	2/15/2044		1,174,557
	WFRBS COMMERCIAL MO C3 A1 144A	Asset and other mortgage backed securities	1.988%	3/15/2044		209,169
	WORLD FINANCIAL NETWORK CR A A	Asset and other mortgage backed securities	1.610%	12/15/2021		850,318
	WORLD FINANCIAL NETWORK CR B A	Asset and other mortgage backed securities	0.910%	3/16/2020		848,773
	WORLD FINANCIAL NETWORK CR B A	Asset and other mortgage backed securities	0.610%	7/15/2019		544,791
	WORLD FINANCIAL NETWORK CR C A	Asset and other mortgage backed securities	2.230%	8/15/2022		352,463
	WORLD FINANCIAL NETWORK CR D M	Asset and other mortgage backed securities	3.090%	4/17/2023		275,513

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
		Total Asset and Other Mortgage Backed Securities				70,192,536

	BRAZILIAN GOVERNMENT INTERNATI	Non U.S. Government	4.875%	1/22/2021		106,250
	BRAZILIAN GOVERNMENT INTERNATI	Non U.S. Government	2.625%	1/5/2023		265,720
	BRAZILIAN GOVERNMENT INTERNATI	Non U.S. Government	4.250%	1/7/2025		210,000
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	4.000%	2/26/2024		204,500
	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033		201,524
	ISRAEL ST AID	Non U.S. Government	5.500%	4/26/2024		433,929
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.625%	3/15/2022		459,675
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.500%	1/21/2021		38,798
	TURKEY GOVERNMENT INTERNATIONA	Non U.S. Government	5.750%	3/22/2024		223,500
	URUGUAY GOVERNMENT INTERNATION	Non U.S. Government	4.500%	8/14/2024		60,690
			Total Other Fixed Income Securities			2,204,586

	CCP_IRS. R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/28/2019		(3,845)
	CCP_IRS. R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/15/2040		(29,606)
	CCP_IRS. R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/15/2040		(28,134)
	CCP_IRS. R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/28/2019		(5,370)
	CCP_IRS._R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/28/2019		—
	CCP_IRS._R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/15/2040		—
	CCP_IRS._R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/15/2040		—
	CCP_IRS._R USD-LIBOR-BBA 3M CM	INTEREST RATE SWAPS		2/28/2019		—
	CDS SP UL DVN	CREDIT DEFAULT SWAPS		12/20/2019		(1,546)
	CDS_SP UL DVN	CREDIT DEFAULT SWAPS		12/20/2019		—

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value		(d) Cost	(e) Current Value
	US 10YR TREAS NTS FUTURE (CBT)	FUTURES CONTRACTS	3/31/2015		(7,925)
	US 10YR TREAS NTS FUTURE (CBT)	FUTURES CONTRACTS	3/31/2015		10,344
	US 2YR TREAS NTS FUT (CBT)	FUTURES CONTRACTS	3/31/2015		(31,406)
	US 2YR TREAS NTS FUT (CBT)	FUTURES CONTRACTS	3/31/2015		281
	US 5YR TREAS NTS FUTURE (CBT)	FUTURES CONTRACTS	3/31/2015		—
	US 5YR TREAS NTS FUTURE (CBT)	FUTURES CONTRACTS	3/31/2015		(680)
	US TREAS BD FUTURE (CBT)	FUTURES CONTRACTS	3/31/2015		53,210
	US ULTRA BOND (CBT)	FUTURES CONTRACTS	3/31/2015		40,098
				Total Derivatives	(4,579)

	ABB LTD	Common Stock			1,210,541
	ADIDAS AG	Common Stock			456,881
	ADVANTEST CORP	Common Stock			340,977
	AEGON NV	Common Stock			385,200
	AEON CO LTD	Common Stock			373,562
	AGEAS	Common Stock			630,249
	AIA GROUP LTD	Common Stock			553,750
	AIR LIQUIDE SA	Common Stock			828,955
	AIRBUS GROUP NV	Common Stock			557,447
	AJINOMOTO CO INC	Common Stock			613,058
	AKZO NOBEL NV	Common Stock			342,616
	ALCATEL-LUCENT	Common Stock			277,965
	ALLIANZ SE	Common Stock			1,693,968
	ALUMINA LTD	Common Stock			318,673

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	AMCOR LTD/AUSTRALIA	Common Stock		428,334
	ANA HOLDINGS INC	Common Stock		287,080
	ANGLO AMERICAN PLC	Common Stock		495,611
	ANHEUSER-BUSCH INBEV NV	Common Stock		1,011,329
	ARCELORMITTAL	Common Stock		176,304
	ASAHI GLASS CO LTD	Common Stock		174,960
	ASAHI KASEI CORP	Common Stock		502,700
	ASTRAZENECA PLC	Common Stock		1,187,170
	ATLAS COPCO AB	Common Stock		761,957
	ATLAS COPCO AB	Common Stock		493,889
	AUSTRALIA & NEW ZEALAND BANKIN	Common Stock		1,508,000
	AXA SA	Common Stock		1,103,092
	BAE SYSTEMS PLC	Common Stock		321,026
	BANCO BILBAO VIZCAYA ARGENTARI	Common Stock		927,488
	BANCO SANTANDER SA	Common Stock		1,648,432
	BANK OF IRELAND	Common Stock		334,840
	BANK OF YOKOHAMA LTD/THE	Common Stock		402,375
	BARCLAYS PLC	Common Stock		886,055
	BASF SE	Common Stock		1,553,222
	BAYER AG	Common Stock		2,021,537
	BG GROUP PLC	Common Stock		775,748
	BHP BILLITON LTD	Common Stock		1,260,274
	BHP BILLITON PLC	Common Stock		786,771
	BNP PARIBAS SA	Common Stock		1,270,009

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	BORAL LTD	Common Stock		355,897
	BP PLC	Common Stock		1,610,951
	BRIDGESTONE CORP	Common Stock		644,170
	BRITISH AMERICAN TOBACCO PLC	Common Stock		1,672,612
	BRITISH LAND CO PLC/THE	Common Stock		514,069
	BT GROUP PLC	Common Stock		940,016
	BUNZL PLC	Common Stock		309,217
	CANON INC	Common Stock		525,556
	CAP GEMINI SA	Common Stock		220,016
	CAPITALAND LTD	Common Stock		304,234
	CARNIVAL PLC	Common Stock		305,482
	CENTRICA PLC	Common Stock		378,805
	CHEUNG KONG HOLDINGS LTD	Common Stock		555,054
	CITY DEVELOPMENTS LTD	Common Stock		491,727
	CLP HOLDINGS LTD	Common Stock		451,153
	COCA-COLA AMATIL LTD	Common Stock		318,570
	COCA-COLA HBC AG	Common Stock		140,213
	COMMERZBANK AG	Common Stock		267,273
	COMMONWEALTH BANK OF AUSTRALIA	Common Stock		2,460,220
	COMPASS GROUP PLC	Common Stock		785,459
	COMPUTERSHARE LTD	Common Stock		435,047
	CREDIT AGRICOLE SA	Common Stock		399,707
	CREDIT SUISSE GROUP AG	Common Stock		688,622
	CRH PLC	Common Stock		346,680

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	DAI NIPPON PRINTING CO LTD	Common Stock		260,014
	DAIMLER AG	Common Stock		1,464,990
	DAIWA HOUSE INDUSTRY CO LTD	Common Stock		625,350
	DAIWA SECURITIES GROUP INC	Common Stock		554,400
	DANONE SA	Common Stock		815,398
	DANSKE BANK A/S	Common Stock		496,490
	DASSAULT SYSTEMES	Common Stock		426,268
	DELHAIZE GROUP SA	Common Stock		475,106
	DENSO CORP	Common Stock		745,920
	DEUTSCHE BANK AG	Common Stock		750,020
	DEUTSCHE LUFTHANSA AG	Common Stock		234,003
	DEUTSCHE TELEKOM AG	Common Stock		1,036,028
	DIAGEO PLC	Common Stock		1,282,486
	E.ON SE	Common Stock		475,826
	EDP - ENERGIAS DE PORTUGAL SA	Common Stock		318,141
	EISAI CO LTD	Common Stock		124,096
	ELECTROLUX AB	Common Stock		473,753
	ENEL SPA	Common Stock		699,271
	ENI SPA	Common Stock		924,836
	ERSTE GROUP BANK AG	Common Stock		195,795
	ESSILOR INTERNATIONAL SA	Common Stock		765,426
	EXPERIAN PLC	Common Stock		704,239
	FIAT CHRYSLER AUTOMOBILES NV	Common Stock		261,673
	FIRST PACIFIC CO LTD/HONG KONG	Common Stock		73,073

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	FRESENIUS MEDICAL CARE AG & CO	Common Stock		373,406
	FUJI HEAVY INDUSTRIES LTD	Common Stock		673,835
	FUJIFILM HOLDINGS CORP	Common Stock		377,118
	FUJITSU LTD	Common Stock		316,240
	GDF SUEZ	Common Stock		458,914
	GLAXOSMITHKLINE PLC	Common Stock		1,545,991
	HACHIJUNI BANK LTD/THE	Common Stock		370,349
	HANG SENG BANK LTD	Common Stock		347,760
	HANNOVER RUECK SE	Common Stock		632,755
	HEINEKEN NV	Common Stock		348,248
	HENKEL AG & CO KGAA	Common Stock		680,402
	HENNES & MAURITZ AB	Common Stock		1,005,985
	HINO MOTORS LTD	Common Stock		278,258
	HITACHI LTD	Common Stock		633,760
	HONDA MOTOR CO LTD	Common Stock		971,208
	HONG KONG & CHINA GAS CO LTD	Common Stock		323,630
	HOYA CORP	Common Stock		579,530
	HSBC HOLDINGS PLC	Common Stock		2,458,322
	HUTCHISON WHAMPOA LTD	Common Stock		475,530
	HYSAN DEVELOPMENT CO LTD	Common Stock		472,820
	IBERDROLA SA	Common Stock		1,202,949
	ICAP PLC	Common Stock		272,802
	IMPERIAL TOBACCO GROUP PLC	Common Stock		844,375
	ING GROEP NV	Common Stock		863,530

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	INTERCONTINENTAL HOTELS GROUP	Common Stock		581,766
	INTERNATIONAL CONSOLIDATED AIR	Common Stock		491,366
	INTESA SANPAOLO SPA	Common Stock		992,488
	ISUZU MOTORS LTD	Common Stock		336,188
	ITOCHU CORP	Common Stock		481,500
	J SAINSBURY PLC	Common Stock		158,746
	JAMES HARDIE INDUSTRIES PLC	Common Stock		557,165
	JOHNSON MATTHEY PLC	Common Stock		340,373
	KAJIMA CORP	Common Stock		345,444
	KAO CORP	Common Stock		453,974
	KAWASAKI HEAVY INDUSTRIES LTD	Common Stock		421,590
	KEPPEL CORP LTD	Common Stock		479,916
	KINGFISHER PLC	Common Stock		410,864
	KIRIN HOLDINGS CO LTD	Common Stock		322,400
	KOBE STEEL LTD	Common Stock		339,472
	KOMATSU LTD	Common Stock		488,983
	KONAMI CORP	Common Stock		153,684
	KONINKLIJKE AHOLD NV	Common Stock		555,544
	KONINKLIJKE DSM NV	Common Stock		166,795
	KONINKLIJKE KPN NV	Common Stock		145,700
	KONINKLIJKE PHILIPS NV	Common Stock		457,823
	KUBOTA CORP	Common Stock		665,545
	KYOCERA CORP	Common Stock		403,216
	LAFARGE SA	Common Stock		269,117

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	LEGAL & GENERAL GROUP PLC	Common Stock		801,039
	LEND LEASE GROUP	Common Stock		787,918
	LLOYDS BANKING GROUP PLC	Common Stock		1,078,768
	L'OREAL SA	Common Stock		958,138
	LUXOTTICA GROUP SPA	Common Stock		527,705
	LVMH MOET HENNESSY LOUIS VUITT	Common Stock		694,520
	MAKITA CORP	Common Stock		274,805
	MARKS & SPENCER GROUP PLC	Common Stock		384,840
	MARUBENI CORP	Common Stock		330,440
	MARUI GROUP CO LTD	Common Stock		330,312
	MERCK KGAA	Common Stock		516,285
	METSO OYJ	Common Stock		358,852
	MITSUBISHI CORP	Common Stock		606,573
	MITSUBISHI ELECTRIC CORP	Common Stock		657,800
	MITSUBISHI ESTATE CO LTD	Common Stock		674,880
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		1,213,669
	MITSUI & CO LTD	Common Stock		456,017
	MIZUHO FINANCIAL GROUP INC	Common Stock		458,660
	MS&AD INSURANCE GROUP HOLDINGS	Common Stock		548,394
	MTR CORP LTD	Common Stock		600,789
	NATIONAL AUSTRALIA BANK LTD	Common Stock		1,390,421
	NATIONAL GRID PLC	Common Stock		716,634
	NESTLE SA	Common Stock		3,822,427
	NICE-SYSTEMS LTD	Common Stock		187,405

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	NIDEC CORP	Common Stock		531,688
	NIKON CORP	Common Stock		169,193
	NINTENDO CO LTD	Common Stock		251,230
	NIPPON STEEL & SUMITOMO METAL	Common Stock		528,703
	NIPPON TELEGRAPH & TELEPHONE C	Common Stock		307,320
	NIPPON YUSEN KK	Common Stock		495,864
	NISSAN MOTOR CO LTD	Common Stock		536,329
	NITTO DENKO CORP	Common Stock		391,538
	NOKIA OYJ	Common Stock		572,192
	NOMURA HOLDINGS INC	Common Stock		445,662
	NORSK HYDRO ASA	Common Stock		309,458
	NOVARTIS AG	Common Stock		3,605,493
	NOVO NORDISK A/S	Common Stock		1,594,194
	NSK LTD	Common Stock		486,773
	NTT DOCOMO INC	Common Stock		360,328
	OLYMPUS CORP	Common Stock		386,870
	OMRON CORP	Common Stock		495,475
	OMV AG	Common Stock		107,421
	ORANGE SA	Common Stock		585,432
	ORIX CORP	Common Stock		437,710
	ORKLA ASA	Common Stock		139,260
	PANASONIC CORP	Common Stock		540,243
	PANDORA A/S	Common Stock		339,845
	PEARSON PLC	Common Stock		432,284

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	POWER ASSETS HOLDINGS LTD	Common Stock		241,479
	PRUDENTIAL PLC	Common Stock		1,326,372
	PUBLICIS GROUPE SA	Common Stock		741,716
	RANDGOLD RESOURCES LTD	Common Stock		108,328
	REED ELSEVIER NV	Common Stock		256,970
	REED ELSEVIER PLC	Common Stock		601,086
	REPSOL SA	Common Stock		520,351
	RICOH CO LTD	Common Stock		164,672
	RIO TINTO PLC	Common Stock		981,953
	ROCHE HOLDING AG	Common Stock		3,067,496
	ROLLS-ROYCE HOLDINGS PLC	Common Stock		523,007
	ROYAL DUTCH SHELL PLC	Common Stock		2,313,123
	ROYAL DUTCH SHELL PLC	Common Stock		593,834
	RWE AG	Common Stock		334,260
	SABMILLER PLC	Common Stock		1,017,588
	SAGE GROUP PLC/THE	Common Stock		207,907
	SANDVIK AB	Common Stock		335,732
	SANOFI	Common Stock		1,800,911
	SAP SE	Common Stock		1,018,004
	SECOM CO LTD	Common Stock		458,560
	SEKISUI HOUSE LTD	Common Stock		276,780
	SGS SA	Common Stock		521,670
	SHINSEI BANK LTD	Common Stock		348,450
	SHIRE PLC	Common Stock		655,473

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	SHISEIDO CO LTD	Common Stock		239,901
	SIEMENS AG	Common Stock		1,803,648
	SINGAPORE TELECOMMUNICATIONS L	Common Stock		601,868
	SINO LAND CO LTD	Common Stock		313,564
	SKF AB	Common Stock		669,573
	SKY PLC	Common Stock		361,400
	SMITH & NEPHEW PLC	Common Stock		595,188
	SOCIETE GENERALE SA	Common Stock		632,320
	SODEXO SA	Common Stock		690,442
	SOFTBANK CORP	Common Stock		861,300
	SONY CORP	Common Stock		421,682
	SPARK NEW ZEALAND LTD	Common Stock		234,619
	SSE PLC	Common Stock		539,225
	STATOIL ASA	Common Stock		588,808
	STORA ENSO OYJ	Common Stock		51,025
	SUMITOMO CORP	Common Stock		309,300
	SUMITOMO ELECTRIC INDUSTRIES L	Common Stock		398,016
	SUMITOMO MITSUI FINANCIAL GROU	Common Stock		813,343
	SUMITOMO MITSUI TRUST HOLDINGS	Common Stock		365,125
	SUN HUNG KAI PROPERTIES LTD	Common Stock		589,875
	SVENSKA CELLULOSA AB SCA	Common Stock		550,746
	SWIRE PACIFIC LTD	Common Stock		463,107
	SWISSCOM AG	Common Stock		365,909
	SYNGENTA AG	Common Stock		713,835

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	TDK CORP	Common Stock		317,844
	TECHNIP SA	Common Stock		334,545
	TEIJIN LTD	Common Stock		291,830
	TELECOM ITALIA SPA	Common Stock		242,462
	TELEFONAKTIEBOLAGET LM ERICSSO	Common Stock		760,630
	TELEFONICA SA	Common Stock		1,050,481
	TELENOR ASA	Common Stock		464,433
	TELSTRA CORP LTD	Common Stock		753,814
	TESCO PLC	Common Stock		320,289
	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock		822,393
	TNT EXPRESS NV	Common Stock		274,298
	TOKIO MARINE HOLDINGS INC	Common Stock		688,297
	TOPPAN PRINTING CO LTD	Common Stock		283,370
	TORAY INDUSTRIES INC	Common Stock		602,175
	TOTAL SA	Common Stock		2,013,030
	TOTO LTD	Common Stock		399,282
	TOYOTA MOTOR CORP	Common Stock		2,860,944
	TREND MICRO INC/JAPAN	Common Stock		275,580
	UBS GROUP AG	Common Stock		1,279,654
	UNILEVER NV	Common Stock		987,712
	UNILEVER PLC	Common Stock		807,009
	UNITED OVERSEAS BANK LTD	Common Stock		802,249
	UNITED UTILITIES GROUP PLC	Common Stock		554,297
	UPM-KYMMENE OYJ	Common Stock		265,213

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VEOLIA ENVIRONNEMENT SA	Common Stock				354,817
	VODAFONE GROUP PLC	Common Stock				1,397,792
	VOLKSWAGEN AG	Common Stock				631,690
	VOLVO AB	Common Stock				534,354
	WESTFIELD CORP	Common Stock				438,321
	WESTPAC BANKING CORP	Common Stock				1,694,700
	WOLSELEY PLC	Common Stock				552,667
	WOLTERS KLUWER NV	Common Stock				274,500
	WOODSIDE PETROLEUM LTD	Common Stock				706,306
	WPP PLC	Common Stock				670,404
	YARA INTERNATIONAL ASA	Common Stock				158,175
	ZURICH INSURANCE GROUP AG	Common Stock				1,091,938
				Total Common Stock		174,707,605

	U S TREASURY BOND	U.S. Treasuries	4.750%	2/15/2037		1,393,248
	U S TREASURY BOND	U.S. Treasuries	3.750%	8/15/2041		1,253,443
	U S TREASURY BOND	U.S. Treasuries	2.875%	5/15/2043		189,220
	U S TREASURY BOND	U.S. Treasuries	3.125%	8/15/2044		877,398
	U S TREASURY BONDS	U.S. Treasuries	3.750%	11/15/2043		72,127
	U S TREASURY NOTE	U.S. Treasuries	1.625%	4/30/2019		351,203
	U S TREASURY NOTE	U.S. Treasuries	0.875%	8/15/2017		1,022,517
	U S TREASURY NOTE	U.S. Treasuries	0.875%	10/15/2017		3,471,659
	U S TREASURY NOTE	U.S. Treasuries	0.875%	11/15/2017		1,990,468
	U S TREASURY NOTE	U.S. Treasuries	0.875%	5/15/2017		2,731,493

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	1.500%	5/31/2019		498,750
	U S TREASURY NOTE	U.S. Treasuries	1.500%	12/31/2018		931,235
	U S TREASURY NOTE	U.S. Treasuries	1.625%	3/31/2019		672,984
	U S TREASURY NOTE	U.S. Treasuries	0.875%	8/15/2017		1,930,313
	U S TREASURY NOTE	U.S. Treasuries	2.125%	9/30/2021		262,925
	U S TREASURY NOTE	U.S. Treasuries	2.250%	11/15/2024		1,849,141
	U S TREASURY NOTE	U.S. Treasuries	0.500%	11/30/2016		4,902,713
	U S TREASURY NOTE	U.S. Treasuries	1.875%	11/30/2021		2,907,862
	U S TREASURY NOTE	U.S. Treasuries	1.500%	11/30/2019		6,260,134
	U S TREASURY NOTE	U.S. Treasuries	1.000%	12/15/2017		9,991,524
	U S TREASURY NOTE	U.S. Treasuries	3.125%	5/15/2019		943,424
	U S TREASURY NOTE	U.S. Treasuries	2.625%	1/31/2018		684,015
	U S TREASURY NOTE	U.S. Treasuries	1.375%	2/28/2019		1,049,313
	U S TREASURY NOTE	U.S. Treasuries	0.625%	11/30/2017		612,057
	US TREAS-CPI	U.S. Treasuries	1.375%	2/15/2044		305,580
	US TREAS-CPI INFLAT	U.S. Treasuries	2.375%	1/15/2025		332,773
	US TREAS-CPI INFLAT	U.S. Treasuries	0.125%	4/15/2019		3,242,139
	US TREAS-CPI INFLATION INDEXED	U.S. Treasuries	0.125%	7/15/2024		1,439,798
				Total Government Bonds		52,169,456

	Assets (Held at End of Year)					3,855,313,906
	[1] Represents taxed loan balances with original maturity dates of 2004 through 2013 for active employees. These active employees retain the right to pay back the loan balances.
	* Represents Party in Interest

Form 5500, Schedule H, Line 4a
Computer Sciences Corporation
EIN 95-2043126
Computer Sciences Corporation Matched Asset Plan 001

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Check Here if late Participant Loan Repayments are Included__X__		$46,207

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: June 29, 2015	By:	/s/ Diane Wilfong
Diane Wilfong, Vice President, Controller and Principal Accounting Officer
Member, CSC Employee Benefits Fiduciary Committee